Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

ORGANIGRAM'S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

EDISON CANNABIS CO

The Edison Cannabis Co. is a premium and modern brand for discerning consumers. Focused on the pillars of quality, sophistication, creativity and innovation, Edison delivers second-to-none quality and a contemporary cannabis experience.

ankr ORGANICS

Following years of organic cultivation comes ANKR, a top quality product to be produced through a certified organic process intended for an educated, affluent consumer who recognizes the value in organically grown goods.

TRAIL BLAZER

Trailblazer is a celebration of citizens, industry and government officials who have worked to support the modern cannabis culture we enjoy in Canada today. The brand is composed of quality dried cannabis for value-conscious consumers.

TRAILER PARK BUDS

1. INTRODUCTION

This Management’s Discussion and Analysis dated April 12, 2019 (this “MD&A”), should be read in conjunction with the condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”), the parent company of Organigram Inc. (“OGI”), a licensed producer of cannabis and cannabis derived products (a “Licensed Producer”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”), for the three and six months ended February 28, 2019 (“Q2 of Fiscal 2019”) and the audited consolidated financial statements for the year ended August 31, 2018, including the accompanying notes thereto.

Financial data in this MD&A is based on the Interim Financial Statements of the Company for Q2 of Fiscal 2019 and are expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“ml”) or liter (“L”) of oil calculations and prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise stated.

Financial figures relating to prior periods in the eight-quarter comparative table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 24 of the Interim Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 25 of the Interim Financial Statements).

The financial information in this MD&A contains certain financial performance measures that are not defined by and do not have any standardized meaning under IFRS; and are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•	Yield per plant (in grams);

•	Dried flower equivalent (“DFE”, in grams or kilograms)

•	Plants per room;

•	Target production capacity;

•	Cost of cultivation per dried flower harvested (both “cash” and “all-in”);

•	Adjusted gross margin (excluding fair value adjustments); and

•	Adjusted EBITDA.

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. These non-IFRS financial performance measures are defined in the sections in which they appear.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company’s material subsidiary, OGI, is a Licensed Producer as regulated by Health Canada under the Cannabis Act. The Company sold its other subsidiary, Trauma Healing Centers Incorporated (“Trauma Healing”), during the three months ended November 30, 2018 as described in this MD&A.

The Company’s head and registered offices are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. Any inquiries regarding the Company may be directed to its Vice President, Investor Relations, Amy Schwalm, at (416) 704-9057 or by email to investorrelations@organigram.ca.

Additional information relating to the Company, including the Company’s most recent Annual Information Form (the “AIF”) is available under the Company’s issuer profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

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2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A include, but are not limited to the following:

•	Moncton Campus (as defined herein) expansion plans and target production capacity and timing thereof;
•	Expectations regarding production capacity, facility size, costs and yields;
•

Expectations around future opportunities and sales including the relative mix of medical versus adult-use recreational products, the Company’s financial position, future liquidity and other financial results;

•	Expectations regarding employee counts;
•	Expectations around derivative-based products timing, launch and composition;
•	The general continuance of current or where applicable, assumed industry conditions;
•	Changes in laws, regulations and guidelines, including the advent of the recreational cannabis and cannabis-derived products market and changes in the regulation of medical cannabis;
•	Price of cannabis and derivative cannabis products;
•	Dependence of the Company’s cash flow and financial performance on third parties, including its supply partners and its strategic investees;
•	Fluctuations in the price of Common Shares (as defined herein) and the market for the Common Shares;
•	Treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein);
•	The Company’s growth strategy, targets for future growth and projections of the results of such growth;
•	The ability of the Company to generate cash flow from operations and from financing activities; and
•	The Company’s competitive position.

The reader is cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved.

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Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance; the Company and its subsidiaries will be able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licences or certifications; supply risks; product risks; construction delays; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company, its subsidiaries and investees’ ability to, where applicable, meet the requirements necessary to obtain and/or maintain their status as Licensed Producers; risk factors affecting its investees; availability of any required financing on commercially attractive terms; compliance with debt covenants; the potential size of the regulated adult-use recreational cannabis market in Canada; ability to enter and participate in international market opportunities; general economic, financial market, regulatory and political conditions in which the Company operates will remain the same; the Company will be able to compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking information is based is provided in the Company’s disclosure materials, including in this MD&A under “Risk Factors” and the Company’s current AIF under “Risk Factors”, filed with the securities regulatory authorities in Canada and available under the Company’s issuer profile on SEDAR at www.sedar.com. Certain filings are also available on the Company’s website at www.organigram.ca. All forward-looking information in this MD&A are qualified by these cautionary statements.

3. BUSINESS ENVIRONMENT

CURRENT REGULATORY LANDSCAPE

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On April 13, 2017, the Government of Canada introduced legislation to legalize, strictly regulate and restrict access to cannabis. On June 18, 2018, the Government of Canada passed legislation on the Cannabis Act to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

Effective November 9, 2018, the Company’s licence as a Licensed Producer of medical cannabis issued under the previous regulatory regime in effect during the first part of fiscal 2019 (“Q1 of Fiscal 2019”), the ACMPR (as defined below), was migrated to a licence under the Cannabis Act for standard cultivation, standard processing and sale. The Company’s licence expires March 27, 2020. The Company intends to renew its licence.

HISTORICAL REGULATORY LANDSCAPE

In 2001, the Government of Canada introduced a regulatory regime, the Marihuana Medical Access Regulations (“MMAR”), governing access of patients to marijuana for medical purposes. In June 2013, Health Canada announced, the Marihuana for Medical Purposes Regulations (“MMPR”) to replace the MMAR. Pursuant to the MMPR, companies were eligible to apply as a Licensed Producer (a “licence”) of medical marijuana. This licence permitted a company to lawfully cultivate, possess and sell medical marijuana in conformance with the MMPR. The MMPR came into effect on April 1, 2014 and the Company received its initial licence to operate as a Licensed Producer of medical marijuana on April 14, 2014.

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On August 24, 2016, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and cannabis oil by combining the regulations and requirements of the MMPR, the MMAR and the section 56 exemptions relating to cannabis oil under the Controlled Drugs and Substances Act into one set of regulations. Under the ACMPR, patients had three options for obtaining cannabis:

•	Continue to access quality-controlled cannabis by registering with Licensed Producers;
•	Register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
•	Designate someone else to produce it for them.

The Company’s licence to operate as a Licensed Producer, governed by the ACMPR, was renewed on March 28, 2017 and was migrated during Q1 of Fiscal 2019 to a licence under the current Cannabis Act regulatory regime as described above.

OTHER LICENCES

The Company has also been issued a cannabis licence under the Excise Act, 2001 (the “Excise Act”) effective October 17, 2018 and expiring October 16, 2020. Under the Excise Act, all holders of a licence under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis licence from the Canada Revenue Agency. The Company intends to renew its licence prior to expiry.

FEDERAL AND PROVINCIAL REGULATORY RESPONSIBILITY

Effective with the coming into force of the Cannabis Act, federal, provincial and territorial governments share responsibility for overseeing cannabis regulation. The federal government is responsible for setting strict requirements for Licensed Producers and industry wide rules and standards including the types of cannabis products available for sale, packaging and labelling requirements for products, standardized serving sizes and potency, prohibitions on the use of certain ingredients, good production practices, tracking requirements of cannabis from seed to sale to keep it out of the illegal market and restrictions on promotional activities.

Provincial and territorial governments are responsible for determining how cannabis is sold and distributed in their jurisdictions. All the provinces and territories have established government bodies for regulatory oversight of distribution.

With respect to the distribution and sale of cannabis for adult recreational use, which falls under provincial and territorial government authority, various regulatory regimes have been implemented. All the provinces and territories have established government bodies for regulatory oversight on distribution of cannabis, while they vary in terms of having adopted public, private or hybrid distribution models. See “Distribution Deals with Provincial Crown Corporations and Other Retailers” below.

The federal regulatory regime provides that Health Canada can grant licences under a range of categories. In the initial stages of the new regulated adult-use recreational cannabis market, products available for sale are the same as those permitted under the medical cannabis market.

DRAFT EDIBLES LEGISLATION

The Cannabis Act provides that it will automatically authorize the legal sale by Licensed Producers such as the Company of “edibles containing cannabis” and “cannabis concentrates” one year following legalization of the regulated adult-use recreational cannabis market (namely, on October 17, 2019) unless amendments to the Cannabis Regulations (Canada) are brought into force sooner. In December 2018, draft amendments to the Cannabis Regulations (Canada) were published for comment, which are proposed to address public health and safety risks associated with edible cannabis and cannabis products with concentrated levels of phytocannabinoids. The draft legislation would enable a range of cannabis product forms by regulating three new product classes: “edible cannabis”, “cannabis extracts” and “cannabis topicals”. See “Canadian Adult-Use Recreational Market 2.0” below.

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4. NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is a Licensed Producer of cannabis, including dried cannabis and cannabis oil, under the Cannabis Act. Pursuant to its licence, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy cannabis, cannabis plants (including plants and seeds) and cannabis oil, in conformity with the Cannabis Act.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility (together, the “Moncton Campus”) that, when fully developed and approved by Health Canada, would bring the Company’s production space to approximately 533,000 square feet. Within its cultivation rooms at the Moncton Campus, the Company grows on three levels and therefore its capacity is of greater size compared to other cultivation facilities of similar square footage.

Patients order medical cannabis and cannabis oil from the Company primarily through the Company’s online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company’s prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of cannabis, cannabis oil and related products. The Company received confirmation on June 20, 2018 that it had been conditionally granted its licence as a Licensed Producer of cannabis effective October 17, 2018, for sales of adult-use recreational cannabis in Canada and the final licence, which expires on March 27, 2020, was issued on November 9, 2018. The Company intends to renew its licence prior to expiry.

5. OVERALL PERFORMANCE, STRATEGIC OBJECTIVES & OUTLOOK

Q2 of Fiscal 2019 represents the first full quarter of adult-use recreational sales for the Company. The Company believes that it has enough dried flower and oil inventory to meet its purchase orders from buyers and commitments to suppliers across the country, however the Company has continued to be constrained in its ability to package and extract cannabis and apply excise tax stamps to meet all orders in a timely manner.

In an effort to increase packaging and excising capacity the Company has moved to 24 hour shifts for pre-roll production and packaging and has expanded the areas within the Moncton Campus facility where packaging and excise stamping occur. Further, in order to facilitate an increase in the Company’s extraction capabilities, the Company entered into a multi-year extraction agreement with Valens GroWorks Corporation (“Valens”) during Q2 of Fiscal 2019, pursuant to which Valens has agreed to extract cannabis flowers and trim produced from the Moncton Campus as well as hemp procured through third-parties to produce extract concentrate. In turn, the Company intends to use the concentrate extracted by Valens to produce oils and, eventually, derivative edible and vaporizable cannabis products. The legalization of cannabis edibles and other derivative based products in Canada is expected on or about October 17, 2019.

The Company believes it has emerged as of one of the leading suppliers of pre-rolls, dried flower and oil to the adult-use recreational market in Canada with production of approximately 2.6 million pre-rolls from legalization to the date of this MD&A.

Based on management’s review of other Canadian publicly-traded Licensed Producers’ financial statements, management of the Company believes that Organigram had and continues to have a robust cultivation program with relatively high biological asset and inventory balances (particularly relative to the Company’s market capitalization) which the Company believes will allow it to reliably provide a steady supply of product to its customers.

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Management’s Interpretation of Financial Results
Management primarily focuses on the following key figures to assess how it is performing operationally:

  Revenue and in particular net revenue (gross revenue less excise taxes and sales returns);
  Cost of sales (including indirect production costs);
  Adjusted gross margin (excluding fair value adjustments); and
  General and administrative and sales and marketing expenses (collectively “SG&A”).

While IFRS includes and recognizes fair value adjustments to biological assets in the gross margin calculation and income, management prefers to wait until a sale to a third-party has occurred before recognizing such adjustments for its own internal performance measurement purposes.

BIOLOGICAL ASSETS AND INVENTORIES

Notwithstanding the preference to back out IFRS fair value adjustments from a performance perspective on the statement of income, from a balance sheet perspective, management believes that the carrying values of biological assets and inventories are indications of the Company’s and its competitors’ ability or inability to service its sales channels in the near and medium term. The Company assesses its competitive position by reviewing these biological assets and inventory values for other publicly traded Licensed Producers. Many of the Company’s competitors – including in some cases those with larger market capitalizations or enterprise values – have reported relatively low biological assets and inventories. Without sufficient cannabis product, Licensed Producers may not be able to fully execute on their sales and listing agreements, provide the breadth and depth of stock keeping units that may be required to establish brand equity or gain meaningful coverage of markets across Canada.

The Company believes that it is one of the market leaders in this regard as it has an enviable inventory build, a consistent source of high-quality indoor grown product and predictable growth in cultivation capacity using proven three-tiered cultivation rooms.

Biological assets increased from $19,858 as at fiscal year-ended August 31, 2018 to $26,345 at the end of Q1 of Fiscal 2019 and down to $19,835 at the end of Q2 of Fiscal 2019, despite the number of plants in production remaining relatively constant throughout at approximately 75,000. The carrying value of biological assets is dependent on many factors including but not limited to: (i) estimated yields per plant; (ii) stage of production of the plant; (iii) strains mix; (iv) ultimate selling form and price thereof (flower, pre-roll, oil, derivative etc.); and (v) the estimated costs of packaging and shipping. The main driver of lower biological assets in Q2 of Fiscal 2019 compared to Q1 of Fiscal 2019 was what the Company believes will be a temporary decrease in expected yields per plant in Q3 of Fiscal 2019 as a result of a growing protocol, as part of the Company’s continuous improvement program, that was initiated and abandoned in Q2 of Fiscal 2019 as well as an increase in estimated post-harvest processing and packaging costs based on Q2 of Fiscal 2019 actuals.

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Dried flower (including pre-rolls) consists of “available for packaging” and “packaged” inventories. Volumes available increased from 5,103 kg as at fiscal year-ended August 31, 2018 to 7,010 kg as at Q1 of Fiscal 2019 down to 6,680 kg as at Q2 of Fiscal 2019.

The Company continues to build up significant material available for extraction (approximately 9,000 kg as at Q2 of Fiscal 2019 compared to 1,917 kg as at fiscal year ended August 31, 2018) - for conversion to high cannabinoid concentrate (~70% tetrahydrocannabinol (“THC”) or cannabidiol (“CBD”)) that can then be used for either oil formulation, vape pens, edibles, beverages or other permitted products as they become permitted under the Cannabis Act.

The Company believes these derivative products will represent at least 50% of the legal product forms in demand by early calendar 2020 after they become legal (except for oil, which is already permitted). The Company is strategically building up extraction material to convert into concentrate. Currently, the Company’s extraction equipment is insufficient to handle all the extractable product available, which consist of trim and some flower. It is currently expanding its extraction capabilities as part of its Phase 5 expansion but has also implemented a third-party extraction arrangement with Valens. As of the date of this MD&A, the Company has already shipped 4,200 kg of extractable material to Valens for conversion into concentrate with initial shipments of concentrate received from Valens as of the date of this MD&A.

NET REVENUE (GROSS REVENUE LESS EXCISE TAXES AND SALES RETURNS)

For the three and six months ended February 28, 2019, the Company recorded $26,934 and $39,373 in net revenue, respectively. Of these amounts approximately $24,460 and $33,696 were sold to the adult-use recreational market for the three and six months ended February 28, 2019, respectively, and $2,357 and $5,150 to the medical market with the balance of sales generated from wholesale and other sources.

The Company realized adjusted gross margin (a non-IFRS1 measure that the Company measures as follows: gross margin excluding fair value adjustments divided by net revenue) for the three and six months ended February 28, 2019 of 60% and 63%, respectively.

The Company has set its sights on numerous opportunities for both fiscal and calendar 2019. Organigram continues to be focused on producing high-quality indoor grown cannabis for adult-use recreational consumers and medical patients in Canada as well as developing international business partnerships to extend the Company’s global footprint.

The Company believes that its progress to date as discussed below positions it well for continued growth in markets and sales both with respect to its medical business (which includes domestic and international) and, since October 17, 2018, its new adult-use recreational customers all while increasing long-term shareholder value. Looking forward for the next quarters, the Company expects to continue expanding production capacity and to advance its preparations for the introduction of a range of derivative based-products, including edibles and vaporizable products.

Management continues to be cognizant of the highly dynamic nature of both the Canadian and international cannabis industries and the related capital markets, which fund expansionary activities. As such, the Company regularly reassesses its overall strategy and implementation thereof, including tactical decisions, as it believes is reasonably required, particularly in the context of legal, regulatory, competitive and financial changes as they occur or in anticipation of their occurrence.

CANNABIS CULTIVATION, PROCESSING, EXTRACTION AND PACKAGING

In connection with the Company’s continued expansion of the Moncton Campus in Q2 of Fiscal 2019, it has continued to put in place the necessary infrastructure, equipment and staffing to drive higher production volumes and efficiencies while maintaining a focus on quality dried flower and extracted oil products.

Prior to Q1 of Fiscal 2019, the Company completed its Phase 2 and Phase 3 expansions of the Moncton Campus bringing the available number of grow rooms to 52, comprised of 13 original smaller rooms from Phase 1 and 39 larger rooms from Phase 2 and Phase 3 combined.

1 See the cautionary statements regarding the use of non-IFRS financial measures at the beginning of this MD&A.

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PHASE 4 EXPANSION – UNDER CONSTRUCTION

The Company broke ground on its Phase 4 expansion project in July of 2018. Some elements of Phase 4 are being constructed concurrently while others are being constructed separately and will therefore have different completion dates. Phase 4 will have a state-of-the-art mechanical system and an improved irrigation system as compared to previous Phases that are designed to capture, treat and re-use the water from dehumidification that is central to the cultivation process.

Phase 4a (31 grow rooms) construction is on schedule and expected to be completed by the end of April 2019 and will add approximately 26,000 kg/year of incremental target production, increasing the Company’s aggregate target production capacity to 62,000 kg/year for the Moncton Campus.

The Health Canada licensing amendment for the expanded perimeter including Phase 4a and 4b as well as 13 grow rooms in Phase 4a was submitted in March 2019. In anticipation of receiving licensing, the Company has already begun cloning for these 13 rooms. Subsequent Health Canada licensing amendment submissions will follow to allow for a continuous filling of the grow rooms as was done with Phases 2 and 3.

Phase 4b (32 grow rooms) construction is expected to be complete in September 2019 and will add approximately 27,000 kg/year of incremental target production increasing the Company’s aggregate target production capacity to 89,000 kg/year for the Moncton Campus.

As Phase 4a construction has progressed, Phase 4b has also progressed in parallel and the Company has broken ground for Phase 4c. The Company’s fully customized irrigation system that will serve all of Phase 4 is being installed and is expected to be commissioned in April 2019. Once operational, the system is expected to be among the most sophisticated indoor cannabis cultivation irrigation systems in North America. The system includes condensation recovery and a one-of-a-kind reverse osmosis system. The majority of the electrical and control infrastructure for the Phase 4a and Phase 4b grow rooms has been installed. The foundation for Phase 4b was completed before the end of 2018 and during Q2 of Fiscal 2019, the metal structure was erected, and the entire building was weather tight by mid-January 2019. Currently all foundations have been poured and the systematic erection of grow rooms is in full progress with over 250 contractors on site supporting the project.

All of the chillers for the new mechanical system for Phase 4a and b are on site and are anticipated to produce more than 5,000 tonnes of cooling once the system is fully operational. To aid in our accelerated construction plans some contractors are pre-fabricating many components off-site so that installation can be optimized on site. Plumbers for example, have installed more than 30,000 feet of carbon steel pipe to link all elements of this advanced system together.

Construction for Phase 4c (29 grow rooms), which is expected to bring target production capacity up to 113,000 kg/year, began in January 2019. The rooms for Phase 4c are expected to be available to the Company before the end of calendar 2019. The design for 4c is complete and much of the key equipment has been ordered. The schedule is relatively predictable due to the nature of the Company’s systematic approach and exact duplication of all grow rooms along with consistency of the contractors, most of whom have been part of the construction team for previous Phases.

The estimated cost of constructing Phases 4a and 4b (including all supporting mechanical rooms) is approximately $44 and $42 million. Included in the cost of the Phase 4a and 4b budget was a $4 million dedicated substation with peak power capacity of 40 megawatts, which was fully commissioned and brought online in October 2018. The estimated cost of Phase 4c is $40 million for a total aggregate cost of about $125 million for all of Phase 4. The Company spent approximately $27 million on the Phase 4 expansion in Q2 of Fiscal 2019 (Fiscal 2019 year to date: approximately $50 million).

PHASE 5 EXPANSION UNDER REFURBISHMENT

In addition to the expansion of the cultivation portion of the Moncton Campus, the Company is preparing for the future. The Company has about 56,000 square feet of interior space that it already owns within its existing facility, which became available for its use in March 2019 after the tenant vacated. The space is being refurbished and designed under European Union GMP standards for additional extraction capacity, a derivatives and edibles facility (in anticipation of the legalization of edible and vaporizable products in October 2019) and additional office space. A chocolate molding line and additional fully automated packaging equipment for future product lines such as edibles and other derivative based products have been ordered. Plans include separate rooms for packaging dried flower, pre-rolls, oil and vape pen filling and automated packaging, extraction by CO2 and hydrocarbons as well as for formulations including short path distillation for edibles and vape pen formulas. The Company also plans to add a mezzanine for new harvesting and trim rooms, 21 individual drying rooms, final processing and sanitation rooms. Each area of the Phase 5 expansion is expected to have different scheduled completion dates, but primary construction is expected to be complete by early October 2019. The initial estimate of total capital cost for Phase 5 is approximately $48 million.

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The Company also owns approximately 9.1 acres located across the road from its current production facility which could be considered for any future expansion as conditions dictate.

Organigram has about $63 million in cash and short-term investments as at quarter-end and expects to receive debt financing, subject to the completion of definitive documentation, in the aggregate amount of approximately $140 million, most of which will be used to finance the Company’s expansion plans (see “Balance Sheet, Liquidity and Capital Resources” section of this MD&A).

The estimates of additional production capacity and costs related thereto in Phase 4 and Phase 5 represent forward-looking information and are based on a number of material factors and assumptions, including that:

•	The facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phase 2 and Phase 3;

•	The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities;

•	All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage);

•	Construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates; and

•	Costs of cultivation and its various inputs will remain stable.

Several factors can cause actual costs and capacity to differ from estimates including, but not limited to, timing for receipt of regulatory approvals from Health Canada, construction delays and unforeseen obstacles. See “Risks and Uncertainties” of this MD&A and “Risk Factors” of the Company’s current AIF.

Notes: Ground floor footprint includes cultivation, other production space and office space. The Company currently uses three-level cultivation grow rooms to maximize cultivation area. Some expansions are dedicated solely to additional grow rooms vs. others which represent mixed-use expansion (grow rooms and supporting space). Estimated production capacity is dependent on many factors and subject to a variation of baseline expectation.

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PACKAGING UPDATE

Custom automated packaging equipment for the filling and packaging of dried flower and blends became operational in September 2018 to support the launch of legalization of adult recreational use. The prototype bespoke automated pre-roll machine has undergone several modifications and upgrades to improve efficiency and accuracy and is now more fully operational. Using a combination of this equipment and manual labour, the Company is producing upwards of 40,000 pre-rolls per day with production of approximately 2.6 million pre-rolls as of the date of this MD&A. Organigram is proud to be one of the leaders nationally in pre-roll production.

During Q2 of Fiscal 2019, the Company continued to optimize automated labelling and excise stamp application equipment. This automated labelling equipment has reduced some reliance on manual labour. The Company has all the equipment capabilities to package what it cultivates, and it has increased hiring to control the process and quality of the product. Staffing has scaled up to 24 hours and 7 days a week where required.

EXTRACTION

The Company had $39,361 of dried cannabis available for extraction as of the end of Q2 of Fiscal 2019. This volume of inventory is too large for the Company to process with its current in-house extraction capabilities. The Company has taken two measures to address this issue. Firstly, the Company entered into a multi-year extraction agreement with Valens during Q2 of Fiscal 2019, in which Valens will extract cannabis flowers and trim produced from the Moncton Campus as well as hemp from 703454 N.B. Inc. (“1812 Hemp” or “1812”) to produce extract concentrate. Secondly, the Company is in the process of expanding its in-house extraction capabilities as part of its Phase 5 expansion and expects the construction of the in-house extraction capacity to be completed by the end of 2019.

CANNABIS STRAINS

The Company is currently mass cultivating seven core cannabis strains including its award-winning sativa Wabanaki (sold as Edison Rio Bravo in the adult-use recreational market) to serve both medical and adult-use recreational markets. The Company’s genetic bank is larger than the seven core strains and the Company has another eight strains in production/commercial testing to ensure expanded offerings when Phase 4a comes online, expected to be later in April 2019. These new strains will allow the Company to offer a wider variety of products with different cannabinoid content, terpenes, and flavours. Additionally, the Company has a tight focus on a select few organic varieties that have been shown to flourish in an organic growing environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	11

FOCUS ON QUALITY

In November 2017, Organigram was recognized for product quality and exceptional service at the Canadian Cannabis Awards. The annual, voter-driven event recognizes best-in-class among Licensed Producers in Canada.

For the 2018 Canadian Cannabis Awards Organigram received nominations in nine categories including Top Sativa, Top Indica and Cannabis Product of the Year.

During Q2 of Fiscal 2019, the Company was named a silver winner in the Company of the Year – East Canada category for the Best in Biz Awards for its efforts to build a strong corporate culture, state of the art production facility and comprehensive commercialization plan in a new and constantly evolving industry.

GROWING CONFIGURATION
The following chart depicts the average number of plants harvested per room compared to the average yield per plant (in dried grams) for the last six quarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	12

The Company has made significant strides in terms of maximizing production in its cultivation facilities. The introduction of Phase 2 and Phase 3 brought on state-of-the-art facilities which allow the Company to control all critical facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants. The Company has also developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors, which in turn allows the Company to understand and refine the optimal methods to grow the cannabis plants. The quality and yield of the Company’s cultivation efforts have resulted in award winning products and, to the best of the Company’s knowledge based on the public disclosures it has reviewed, which may not be comparable, the lowest known cost of cultivation in the Canadian industry.

The number of plants per room increased from the second quarter to the third quarter of 2018 largely because of the larger grow rooms that were added in Phase 2 and Phase 3 compared to the smaller rooms that were utilized in Phase 1. In the fourth quarter of 2018, the Company began to reduce the number of plants produced in the larger grow rooms by approximately 30% based on the results of a pilot “continuous improvement” project that it ran earlier in the year. By reducing the density of plants in the room, the Company was able to achieve roughly the same yield per room as plants were able to grow more prolifically in terms of width and the increase in yield per plant offset the reduction in the aggregate number of plants in the grow rooms. Additionally, the Company was able to save on labour and materials as there were fewer plants to feed and manage.

Notwithstanding these achievements, the Company continues to seek areas in which to improve its cultivation and the configuration of the plants is monitored and adjusted continuously in an effort to optimize the health and yields of the plants and to ensure maximum yield per square foot. Not all trials will yield successful improvements, however, over time the Company has the benefit of utilizing successful trials and discarding unsuccessful ones. By the time the Company has completed its build out (almost tripling capacity from current levels) it is expected to have a significant amount of proprietary knowledge that it can roll-out over to a larger cultivation platform.

Cost of Cultivation
As a result of the improved yields and operational efficiencies described above, the Company has experienced a corresponding drop in “cost of cultivation”, a non-IFRS measure2, per gram harvested3 over time. This includes “cash” costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as “non-cash” expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs, which are added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales (please note that the Company previously included shipping expense in “sales and marketing” in the statement of operations but revised this presentation in Q1 of Fiscal 2019).

The Company reported a cash cost of cultivation of $0.65 ($0.85 including non-cash depreciation and share-based compensation) per dried flower equivalent gram in Q2 of Fiscal 2019 that to the best of the Company’s knowledge based on the public disclosures it has reviewed, which may not be comparable, is the lowest cost of cultivation among publicly-traded Canadian Licensed Producers. This low cost of cultivation is primarily attributable to two factors: (1) dramatically higher yields per plant and per grow room, which means that labour and material costs are spread over more grams, and; (2) operational efficiencies derived from the Company’s continuous improvement initiatives and use of Organigram’s unique and proprietary software system (OrganiGrow).

2 See the cautionary statement regarding the use of non-IFRS measures at the beginning of this MD&A.
3 See the cautionary statement regarding the use of non-IFRS measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	13

Cost of cultivation per gram harvested increased from Q1 of Fiscal 2019 to Q2 of Fiscal 2019 due to increased costs primarily related to share-based compensation and additional staffing added.

PARADIGM SHIFT ON CULTIVATION

The Company’s management believes that the results that it is experiencing on cultivation are paradigm shifting for the industry. While the vast majority of incremental production capacity in 2017 and 2018 by competitors was brought through greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology (OrganiGrow). Competitors believed that greenhouse production would produce a lower cost of cannabis by potentially making a sacrifice on quality. Organigram believes that it has achieved the best of both worlds: (1) high quality indoor grown product and (2) a low cost of production. Notwithstanding the achievements obtained to date progress is never linear and short-term setbacks sometimes rise in the quest for continuous improvements. While yields and costs of cultivation have generally improved there may be deviation from quarter to quarter. As this is a new industry with evolving trends, it is difficult to predict quarter to quarter variations.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	14

GROWTH IN FULL-TIME EMPLOYEE HEAD COUNT

In order to meet its production outlook, the Company has been rapidly expanding its head count. At the end of Q2 of Fiscal 2019, the Company had 615 full time employees compared to 356 at the fiscal year-end August 31, 2018. The following graph does not include the services of temporary workers who were relied on heavily in Q2 of Fiscal 2019 to meet demand related to shortages of supply across the provinces. The Company expects to become more efficient over time including using fewer employees per unit of production but has placed an emphasis on the short and medium term to drive volumes to meet the Canadian adult-use recreational market shortages.

As at the date of this MD&A, the Company has approximately 650 employees and it currently expects to reach about 900 by the end of calendar 2019.

CANADIAN CANNABIS MARKET

With a full quarter of adult-use recreational sales coupled with ongoing medical sales in Q2 of Fiscal 2019, the Company experienced its highest sales per quarter in the history of the Company’s operations. The Company currently expects demand across the country to remain strong in particular as physical retail stores increase in the largest provinces of Ontario and Quebec.

CANADIAN ADULT RECREATIONAL USE MARKET 1.0

The Company successfully entered the adult-use recreational market in Canada in October 2018 with distribution of a selection of full flower, milled flower (blends), pre-rolls and cannabis oil across a platform of brands. With distribution agreements secured in 9 of the 10 provincial jurisdictions across the country, the Company has achieved ongoing distribution to Ontario, Alberta, Manitoba, British Columbia, Saskatchewan and the four Atlantic provinces. In Q2 of Fiscal 2019, the Company entered into a letter of intent for distribution in Quebec and the registration process with the Quebec authorities is underway with the aim of the Company making its first shipments to Quebec in or around May 2019.

With one of the most diverse and readily available lineups of products in the country, consumers will soon have access to Organigram’s adult-use recreational brands coast to coast, making Organigram a true national player in the market.

The Company has achieved strong market positions in many provinces thus far including a solid first position in the Maritime provinces, a progressively growing position in both Alberta and Ontario, and increasing volume numbers being seen in Saskatchewan, Manitoba and British Columbia.

Over and above Organigram’s original commitment to dried flower, pre-rolls and oils, the Company has also scaled-up extra volumes of oils and pre-rolls and has been working collaboratively with its jurisdictional partners to help offset some of the shortages currently identified in the marketplace.

From a sales structure standpoint, the Company continues to build its infrastructure with a high-quality sales team including field sales representatives and sales management to help to work with retailers and educate staff at the retailer level on Organigram’s various brands.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	15

MEDICAL SALES

From a medical sales standpoint, Q2 of Fiscal 2019 continued to be a strong one for Organigram. Even with the launch of the adult-use recreational program, medical sales revenue remained relatively flat. The Company continues to be very focused on the medical side of the business and is committed to ensuring there is no disruption in product availability for its patients.

Organigram introduced a new organically certified line of products for its medical patients in October 2018 that has continued to be well received. This product line was the biggest seller in the medical market for the Company overall in Q2 of Fiscal 2019 from a dried flower perspective. With the launch of the adult-use recreational market in October 2018, the Company also identified a fundamental shift in the product mix to the medical patients. Oils represented 64% of the overall medical sales in Q2 Fiscal 2019 compared to 40% for the same period last year.

In September 2018, the Company announced that it would be absorbing the excise tax for its medical patients. The Company’s early estimate is that this program will cost the Company approximately $300 per quarter. As excise costs vary by jurisdiction, this amount may vary depending on the relative jurisdictional mix of sales. This initiative has been extremely well received by both patients and educators and emphasized Organigram’s ongoing commitment to its patients. The Company has also decided to increase its offering to its medical compassionate program, allowing for further access to Organigram products for patients that are on a fixed income.

Registered Patients
The Company quantifies the number of medical patients as those with an active prescription registration. The Company’s patient count stabilized in Q2 of Fiscal 2019 as the Company was less aggressive in targeting medical business prior to the launch of the adult-use recreational market. At the end of March 2019, the Company attained a record number of registered patients at 16,157. As a result of the shifting dynamics (launch of adult-use recreational market) it will take the Company a few quarters to be able to fully anticipate the long-term trend of the medical patient count and medical cannabis business in Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	16

ADULT-USE RECREATIONAL BRANDING STRATEGY
The Company has been working on establishing strong brands for use in the adult-use recreational marketplace and understands that there is a desire for variety leading to the creation of a diverse house of brands and products. The Company’s adult-use recreational brands strategy incorporates the Company’s knowledge about current and potential consumers, the industry, future product development and opportunities for growth.

In anticipation of legal adult-use recreational cannabis in Canada, the Company developed a branding strategy, including Edison Cannabis Company, ANKR Organics, Trailer Park Buds and Trailblazer as depicted above and described below. This ‘family of brands’ approach was determined to appeal to targeted and strategic consumer groups based on internal and external research on the modern cannabis consumer.

Positioned as a premium and modern brand for discerning consumers, the Edison Cannabis brand is focused on the four pillars of quality, sophistication, creativity and innovation. Following the successful launch of Edison by the Company to medical patients, the brand platform was tested in late 2017 both internally and externally to validate its strength and potential. The benefits of hand manicured and craft-cured top flower were extended into the Edison Reserve line, which has been well received in the market as the Company’s top quality, indoor grown product.

The ANKR Organics brand has been developed based on the authentic nature of the Company’s lineage in organic growing. As one of the industry’s most experienced organic growers in Canada, the Company believes it will have the credentials and capabilities to deliver a top-quality product through a certified organic process that will resonate with an educated and affluent demographic who see the value in organically grown products. The Company plans to have ANKR Organics product available in flower and oil formats in Q1 calendar 2020.

The development of Trailer Park Buds, a brand created to appeal to an experienced consumer of cannabis who doesn’t take life too seriously, is scheduled for release in 2019. Following several discussions with regulators, the Company has taken a cautious approach to ensure at launch that all elements of the brand align with regulatory requirements including those relating to marketing, and to also understand the early dynamics of the evolving adult-use recreational market in Canada.

Following discussions and working sessions with jurisdictional partners across Canada in preparation for October 2018, the Company made the strategic decision to add to its brand portfolio with the introduction of Trailblazer, a brand targeted towards a value conscious consumer. The brand was designed as a celebration of the citizens, industry and government officials who have committed their lives to creating the legal framework the brand now participates in. The Company launched Trailblazer in selected markets with a product mix consisting of pre-rolls and milled flower (blends) and has recently expanded the brand to include full flower offerings. Trailblazer complements the Company’s premium and organic product offerings. This new product is currently planned to be sold at a slight discount to mainstream priced products across Canada and will produce a breadth of lower, mid and higher THC products.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	17

Following the addition of humidity control units in its entire line of dry flower products in January 2019, the Company will further reinforce its commitment to quality starting in May 2019 with the addition of heat induction liners for dried flower products based on market feedback. The combination of these two factors will ensure that consumers receive the closest possible representation of product as when it left the Company’s production facility.

DISTRIBUTION DEALS WITH PROVINCIAL CROWN CORPORATIONS AND OTHER RETAILERS

The Company’s strategic vision is to establish a definitive national footprint which has been realized with coast to coast access.

The provinces have different schemes with sales being conducted through brick and mortar stores in some provinces and online in others and a hybrid approach being taken in yet others.

In many jurisdictions, volumes of sales during Q2 of Fiscal 2019 exceeded the Company’s expectations. The Company has been working with its jurisdictional partners to make appropriate adjustments and respond to consumer demand and fill orders as quickly as possible to address inventory concerns. As this is a new market, forecasts are being reviewed and adjusted as it evolves.

CANADIAN ADULT-USE RECREATIONAL MARKET 2.0

The Company continues to plan for the anticipated legalization of edibles and concentrates later in calendar 2019 including by partnering with TGS International LLC (“TGS”), a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as 16 medicinal and/or adult-use retail locations in the state of Colorado. The Company has no equity or other financial interest in TGS, nor does it provide TGS with any products or services. The terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time.

Organigram has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	18

The Company is currently focusing its interests on vaporizable pen technologies and a selection of edible products, which may include chocolate and confectionary and plans to be well prepared to enter the edibles market upon regulatory consent. The Company has engaged Canada’s Smartest Kitchen to work collaboratively to develop a series of edible products, specifically focused on chocolate. The Phase 5 expansion will include an edibles facility as well as more extraction capacity in order to prepare for the 2.0 launch. In addition to our expanding extraction capabilities, the Company also entered into a multi-year agreement with Valens during Q2 of Fiscal 2019, in which Valens will extract cannabis flowers and trim produced from the Company’s Moncton Campus as well as hemp to produce extract concentrate. In turn, the concentrate will be used by the Company to produce oils and, eventually, derivative edible and vaporizable cannabis products.

Organigram believes it has developed a shelf stable, water-soluble and tasteless cannabinoid nano-emulsion formulation that will provide an initial onset within 10 to 15 minutes if used in a beverage. Non-cannabis formulations with a similar molecule size are water-soluble in humans (i.e., absorbed through the bloodstream rather than requiring first-pass liver metabolism, which results in longer onset and duration uncertainty). The Company expects to receive appropriate research and development licensing in Q3 of Fiscal 2019 at which point it will be able to conduct testing to confirm the onset of action and duration of effect. At this point the Company is not necessarily planning to launch its own cannabinoid infused beverages and is actively seeking a strategic partner with proven experience in beverage product development.

The Company intends to continue to announce additional details regarding the second phase of Canadian Adult-Use Recreational Market Launch or “2.0” as calendar 2019 progresses.

INTERNATIONAL CANNABIS & CBD MARKETS

The Company had an active Q1 of Fiscal 2019, making a number of investments and one divestiture.

First International Medical Shipment
In May 2018, the Company received a permit from Health Canada to export medical cannabis to Australia. This allows the Company to ship dried cannabis products to Cannatrek Medical PTY Ltd, a licensed Australian medical cannabis enterprise with operations in Melbourne, Victoria through its broker Cannada Management Group Global Inc., a leading global cannabis and hemp brokerage firm for import/export, procurement and logistics of cannabis and hemp related products. On July 6, 2018, the Company fulfilled its first shipment of dried flower to the Australian purchaser.

On September 24, 2018, the Company fulfilled its first shipment of cannabis oil to the Australian purchaser.

Alpha-Cannabis Germany
On October 17, 2018, the Company announced that it had, through its wholly-owned subsidiary 10870277 Canada Inc. executed an investment agreement dated as of October 10, 2018 with alpha-cannabis® Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”), located in Stadthagen, Germany, pursuant to which the Company will acquire 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million). Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market, which is quickly becoming one of the largest markets for medical cannabis in the world. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of cannabis-based active pharmaceutical ingredients and pharmaceuticals.

Upon the achievement of certain gross margin-based milestones by ACG, an additional €875,000 (approximately $1.35 million) by is payable to ACG by way of issuance of Common Shares by the Company (to be valued in accordance with a volume weighted average price formula).

The Company will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic cannabidiol (CBD) isolate from Alpha-Cannabis Germany. The Company expects that the parties will jointly submit for future licences available to supply medical cannabis in the German market.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	19

Organigram and ACG jointly submitted a tender for domestic cultivation in Q1 2019. In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany’s Federal Institute for Drugs and Medical Devices. The Company believes another tender process is likely in the near future. With further improvements to ACG facilities underway as well as additional licensing expected, Organigram believes ACG and itself will be better-positioned in the next tender process for domestic cultivation.

Eviana
On October 2, 2018, the Company along with an institutional strategic investor each participated 50% in a $10 million debenture offering (the “Debenture Offering”) by Eviana Health Corporation (“Eviana” or the “Issuer”), which was a private placement investment.

Additionally, the Company entered an offtake agreement with Eviana whereby the Company has the right, but not the obligation, to purchase up to and including 25% of Eviana’s annual cannabidiol (CBD) production (or a comparable form, including CBD crystals) for a period of five years from when it is first made commercially available by Eviana at 95% of the agreed raw CBD oil wholesale market price.

Eviana is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana holds certain assets in Serbia relating to the cultivation of industrial hemp plant including but not limited to:

•	310 metric tonnes of harvested hemp from 2017 and 2018;
•	A 40,000 sq. ft. processing facility in Mladenovo, Serbia (near Novi Sad); and
•	A 22,000 sq. ft. pharma-grade leased facility in Belgrade which houses ethanol and CO2 extraction equipment.

In connection with completion of the Eviana Debenture Offering, Eviana issued 10,000 debenture units (the “Eviana Debenture Units”), maturing on October 2, 2020, each consisting of (i) $1,000 principal amount of senior unsecured convertible debentures of Eviana (the “Eviana Debenture”); and (ii) one half of one common share (“Common Shares”) purchase warrant of Eviana(each such whole purchase warrant, a “an Eviana Warrant”). Each whole Eviana Warrant is exercisable by the holder thereof for 870 Eviana Shares (the “Eviana Warrant Shares”) at an exercise price of $1.30 per Eviana Warrant Share for a period of 24 months ending October 2, 2020. The Eviana Debentures are convertible into that number of fully paid and non-assessable Eviana Shares computed on the basis of the principal amount of the Eviana Debentures being converted, divided by the conversion price of $1.15 per Eviana Share at the holder’s option, or upon mandatory conversion at the request of Eviana in the event that at any time after four months plus one day following October 2, 2018, the daily volume weighted average closing price of the Eviana Shares on the Canadian Securities Exchange is greater than $2.15 for any ten consecutive trading days.

The Eviana Debentures bear interest at a rate of 10.0% per annum from the date of issue, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2018. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The interest payment due on December 31, 2018 represented accrued interest for the period from the closing date of the Eviana Debenture Offering on October 2, 2018 to December 31, 2018. Upon conversion of the Eviana Debentures, the holder shall also receive a cash payment amount equal to the accrued and unpaid interest on the principal amount being converted up to, but excluding, the applicable date of conversion, as well as a cash payment equal to the additional interest amount that such holder would have received if it had held the Eviana Debentures for a period of one year from the date of conversion, provided such period does not extend beyond the maturity date. The Company also has a right to nominate a director to Eviana’s Board of Directors.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and/or acquisition of cannabis or hemp related production assets in Canada or abroad, intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and/or international strategies.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	20

Hyasynth
On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10 million convertible secured debentures (the “Hyasynth Debentures”) of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches.

Hyasynth has patent-pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phyocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce cannabigerol, CBDs and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company anticipate that its investment in Hyasynth will provide the Company with early access to what it expects to be the future of cannabis production. The Company expects that cost-effectiveness and scalability will be necessary to be meet the needs of both the Canadian and global cannabis markets. The Company believes that working with Hyasynth changes its assumptions about scale, speed and precision to produce extract based medical products and a range of adult-use recreational products such as edibles and beverages

The funding provided by Organigram is intended to allow Hyasynth to refine and optimize its processes and to fund a purpose-built manufacturing facility for production. Pursuant to a debenture purchase agreement dated September 12, 2018 (the “Hyasynth Debenture Purchase Agreement”) among Hyasynth, Organigram and certain other investors purchasing debentures concurrently with Organigram (the “Investors”), Organigram has purchased $5 million in secured convertible 8% Hyasynth Debentures and has further agreed to purchase up to an additional $5 million of Hyasynth Debentures in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain funding milestones and the satisfaction of certain other customary closing conditions.

In respect of tranches two and three, under the terms of the Hyasynth Debenture Purchase Agreement, the principal amount of the outstanding Hyasynth Debentures (but not interest) are convertible from time to time into common shares of Hyasynth (“Hyasynth Shares”) at the option of the holder. In addition, in certain circumstances described in the Hyasynth Debenture Purchase Agreement, the principal amount of outstanding Hyasynth Debentures (but not interest) shall be automatically converted into Hyasynth Shares upon the occurrence of certain events. Each such conversion will be at the various conversion prices applicable to each tranche of Hyasynth Debentures specified in the Hyasynth

Debenture Purchase Agreement, which such conversion prices shall be subject to adjustment in accordance with the terms and conditions of the Hyasynth Debenture Purchase Agreement. If not converted, the principal amount of the Hyasynth Debentures, accrued interest, and other amounts payable thereunder mature on August 31, 2023, unless such maturity is accelerated in accordance with the provisions of the Hyasynth Debenture Purchase Agreement. Upon conversion, and if fully converted, the Hyasynth Shares issued to Organigram would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion.

Organigram also has been granted certain investor rights and board representation on Hyasynth. Organigram and the other Investors have been granted a security interest over the assets of Hyasynth as security for Hyasynth’s obligations under the Hyasynth Debentures. In addition to the investment, Organigram has the right to purchase substantially all of Hyasynth’s CBD or CBD-related production at a 10% discount to the wholesale market price for a period of ten years.

In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl-cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV).

While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid-based recreational and medical cannabis products.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	21

Sale of Trauma Healing Centers
On October 16, 2018, the Company completed the sale of all of the issued and outstanding shares of Trauma Healing to Harvest Medicine Inc. (“HMED”), a wholly-owned subsidiary of VIVO Cannabis Inc. (“VIVO”), for an aggregate purchase price of $1.2 million, which was satisfied by the issuance of common shares in the capital of VIVO at a price per share equal to the ten-trading day VWAP immediately prior to the closing of the transaction. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance of Organigram going forward.

Supply Agreement for Hemp for CBD Extraction
On January 18, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. 1812 Hemp is focused on further developing a line of Canadian cultivars (specific varieties of plants cultivated to enhance desirable qualities) of high cannabidiol yielding hemp for the Canadian climate.

Pursuant to the supply agreement, the Company will receive a 25% discount on all dried product purchased from 1812 and will have continued access to future 1812 harvests from December 17, 2018 to December 16, 2023, with the option to extend for an additional five-year period. Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it is in the process of purchasing in Q3 of Fiscal 2019. The Company made an initial payment of $1.5 million to 1812 in connection with this transaction.

In addition, pursuant to the supply agreement with 1812, Organigram has a right-of-first refusal on future procurement of hemp from 1812, which is expected to increase significantly in 2019 and beyond.

USE OF PROCEEDS OF PRIOR FINANCINGS

The following table sets out the Company’s previously disclosed expected uses of prior financings as set out in the prospectus filings of prior financings, which include: i) the proceeds of the offering of the December 2017 units; and ii) the proceeds of the offering of the January 2018 Debentures.

	ESTIMATED	FUNDS THE
	FUNDS	COMPANY		EXPECTED
	REQUIRED FOR	EXPECTS TO		TIMEFRAME FOR	EXPECTED
	COMPLETION	REQUIRE FOR	ACTUAL FUNDS	COMPLETION	TIMEFRAME FOR
	AS AT THE DATE	COMPLETION AS	SPENT AS OF THE	AS AT THE DATE	COMPLETION AS
	OF THE RELATED	AT THE	DATE OF THIS	OF THE RELATED	AT THE
USE OF FUNDS	PROSPECTUS	DATE HEREOF	MD&A	PROSPECTUS	DATE HEREOF

Moncton Campus expansion (Phase 4)	$95.0 million	$66.2 million	$57.0 million	December 2019	December 2019

Strategic international opportunities	$5.4 million to	$5.4 million to	$7.6 million2	Ongoing	Ongoing
	$21.6 million1	$21.6 million1

	Up to	Up to
Strategic domestic expansion	$43.1 million	$43.1 million	$5.1 million	Ongoing	Ongoing

	Up to	Up to
Hemp market presence	$10.8 million	$10.8 million	$1.5 million	Ongoing	Ongoing

(1) Comprised of December 2017 and January 2018 financings
(2) Excludes contingent consideration that is to be settled in Common Shares of the Company

As set out in the table above, the majority of the Company’s existing funds have been allocated for specific purposes, particularly related to the expansion of the Moncton Campus and strategic opportunities (refer to the “Cannabis Cultivation, Processing, Extraction and Packaging” section in this MD&A). At this stage, potential strategic acquisitions are at various stages of progression and the allocation of funds may change depending on the strategic priorities of the Company and Management’s assessment of the competitive landscape.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	22

6. SELECTED INFORMATION, DISCUSSION OF OPERATIONS AND SUMMARY OF
    QUARTERLY RESULTS

Cautionary Note Regarding Non-IFRS Financial Measures
The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement at the beginning of this MD&A.

Financial figures relating to prior periods in the eight quarter comparatives table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 24 of the Interim Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 25 of the Interim Financial Statements).

FINANCIAL AND OPERATING HIGHLIGHTS

	Q2-19	Q1-19	% CHANGE	Q2-18	% CHANGE

Financial Results

Gross revenue	$33,473	$14,484	131%	$2,926	1,044%

Net revenue	$26,934	$12,439	117%	$3,395	693%

Gross margin before fair value adjustments	$16,044	$8,821	82%	$1,771	806%

Gross margin % before fair value adj.	60%	71%	(11)%	52%	8%

Selling, general and administrative expense	$9,726	$5,500	77%	$3,822	154%

Income (loss) from operations	$(1,768)	$46,246	(104)%	$2,333	(176)%

Net income (loss) from continuing operations	$(6,386)	$29,517	(122)%	$1,190	(637)%

Net income (loss) from continuing operations per common share, basic	$(0.049)	$0.231	(121)%	$0.010	(590)%

Net income (loss) from continuing operations per common share, diluted	$(0.049)	$0.195	(125)%	$0.009	(644)%

Balance Sheet

Working capital	$141,316	$213,722	(34)%	$183,872	(23)%

Inventory and biological assets	$114,969	$117,786	(2)%	$13,311	764%

Total assets	$376,150	$368,628	2%	$268,775	40%

Operating Results

Average net selling price of dried flower equivalents	$5.40	$5.85	(8)%	$8.951	(40)%

Kilograms harvested	8,315	8,042	3%	880	845%

Kilograms sold - dried flower equivalents - flower and oil	4,987	2,126	135%	361	1,281%

1 Net selling price calculation excludes recall recovery amount of $471

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	23

Net Revenue from Continuing Operations
The net revenue for the Company is defined as gross revenue, less any customer discounts, sales returns and excise taxes. Revenue consists primarily of dried flower and cannabis oil but also related accessories and, at times, wholesale sales. For the purpose of reviewing revenue figures, the Company is most interested in recreational and medical sales of dried flower and oil, which have increased as illustrated below.

Revenue
The Company’s revenue from continuing operations includes dried flower to medical patients and wholesale, cannabis oil, and accessories revenue. For the three months ended February 28, 2019, the Company posted net revenues of $26,934 from approximately 4,248 kg of dried flower and approximately 5,735 L of oil sold versus $3,395 for the three months ended February 28, 2018 from the sale of approximately 238 kg of dried flower and approximately 552 L of oil.

For the six months ended February 28, 2019 the Company posted net revenues of $39,373, which were comprised of approximately 5,983 kg of dried flower and approximately 8,283 L of oil sold, versus $5,794 for the six months ended February 28, 2019 from the sale of approximately 433 kg of dried flower and approximately 971 L of oil. The year-over-year increase in revenue is entirely attributable to the adult-use recreational market being legalized on October 17, 2018. Q2 of Fiscal 2019 marks the Company’s first complete quarter under this market.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	24

KILOGRAMS SOLD – DRIED FLOWER

The Company quantifies dried flower sold in the measurement of kilograms (kg). The Company experienced a 1,685% and 1,282% increase in grams sold for the three and six months ended February 28, 2019, respectively, compared to the prior year comparative periods. This increase is entirely attributable to the legalization of adult-use cannabis for recreational purposes in October 2018 and the Company’s decision to less aggressively pursue new medical clients.

LITERS SOLD – CANNABIS OIL

The Company quantifies cannabis oil sold in the measurement of liters (L). The Company’s cannabis oil for the adult-use recreational market has a lower cannabinoid concentration of 10 mg/ml compared to 20 mg/ml for the medical market and therefore the Company will achieve more revenue per ml on medical oil but more revenue per cannabinoid content on recreational oil. As a result of the legalization of recreational cannabis, the Company increased its sales of cannabis oil volumes by 939% and 753% for the three and six months ended February 28, 2019, respectively, compared to the prior year comparative periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	25

COST OF SALES AND GROSS MARGIN

The gross margin from continuing operations for the three months ended February 28, 2019 was $7,958 compared to $6,155 for the prior year comparative period. The increase in gross margin year-over-year was primarily a result of a full quarter of revenues generated from the adult-use recreational market, offset by the negative fair value change on biological assets and inventory sold, whereas in the prior year, gross margin was largely driven by the fair value gain on biological assets and a much smaller medical-only revenue base.

For the six months ended February 28, 2019, gross margin was $59,705 compared to $7,473 for the six months ended February 28, 2018. The year-to-date increase in gross margin is a result the significant contribution of revenues generated from the adult-use recreational market plus the fair value gain recorded on biological assets compared to the prior year gross margin, which was the result of the fair value gain on biological assets and a much smaller medical-only revenue base.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 - Agriculture. The increase in fair value adjustments on a fiscal year-to-date basis is due to additional production capacity that began to come online near the end of August 2018 and which continued throughout the fiscal year as well as increased yield experienced per plant harvested (see page 11). See “Cannabis Cultivation, Processing, Extraction and Packaging Growing Configuration” of this MD&A.

The cost of sales primarily consists of the following:

•

Costs of sales of cannabis (dried flower and oil) include the direct costs of materials and labour and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

•	Cost of sales also includes the costs related to other products such as vaporizers and cookbooks.

•	Cost of sales also includes shipping expenses to deliver product to the customer. Prior period amounts have been restated to conform to the current period presentation.

•

Production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. Indirect production for the three and six months ended February 28, 2019 was $299 and $1,013, respectively, compared to $187 and $642 for the prior year comparative periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	26

Notes:

1.

The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the August 31, 2018 year-end financial statements for the official accounting policies.

2.

The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post-harvest and extraction phases.

3.

Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder

(FV adjustments) to “Fair value adjustments to biological assets” on statements of income.

4.	Excise taxes are excluded from this diagram and are reflected as a netting adjustment against revenue for presentation purposes in the consolidated financial statements.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	27

The following table reconciles the Company’s gross margin (before fair value adjustments) from its Canadian recreational and medical sales with its reported revenue, cost of sales and gross margin (before fair value adjustments):

THREE-MONTHS ENDED FEBRUARY 28, 2019 ($000’S)

	RECREATIONAL	MEDICAL	OTHER (NOTE 1	TOTAL

Gross Sales net of Sales Returns	$30,730	$2,626	$117	$33,473

Excise taxes	(6,270)	(269)	-	(6,539)

Net revenues	$24,460	$2,357	$117	$26,934

Cost of sales (Note 2)	9,205	719	667	10,591

Indirect production (Note 3)	-	-	299	299

Adjusted gross margin (Note 4)	$15,255	$1,638	$(849)	$16,044

UNITS OF:

Dried flower KG & equivalent (Note 7)	4,658	329	-	4,987

Net sales per gram DFE*	$5.25	$7.17		$5.40

Cost of Sales per gram DFE*	1.98	2.19		2.18

Gross Margin per gram DFE*	$3.27	$4.99		$3.22

SIX-MONTHS ENDED FEBRUARY 28, 2019

	RECREATIONAL	MEDICAL	OTHER (NOTE 1)	TOTAL

Gross Sales net of Sales Returns	$41,844	$5,581	$527	$47,952

Excise taxes	(8,148)	(431)	-	(8,579)

Net revenues	$33,696	$5,150	$527	$39,373

Cost of sales (Note 2)	10,956	1,351	1,187	13,494

Indirect production (Note 3)	-	-	1,013	1,013

Gross margin (Note 4)	$22,740	$3,799	$(1,673)	$24,866

UNITS OF:

Dried flower KG & equivalent (Note 7)	6,349	708	55	7,112

Net sales per gram DFE*	$5.31	$7.27		$5.54

Cost of Sales per gram DFE*	1.73	1.91		2.04

Gross Margin per gram DFE*	$3.58	$5.37		$3.50

Note 1:	Other includes: credits related to the recall and accessories

Note 2:	Cost of sales includes shipping costs which are reclassified for FY’2018 to conform with current year presentation and excludes indirect production costs.

Note 3:

Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. FY’2018 amounts are higher due to product destroyed related to the voluntary recall

Note 4:	Adjusted Gross Margin (non-IFRS measure) is gross margin before fair value adjustments on biological assets and inventories.

Note 5:	See cautionary statements regarding the use of non-IFRS financial measures at the begining of this MD&A.

Note 6:

Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost ofcultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are“inventoried” first and expensed to cost of sales only when the product is sold.

Note 7:	Oil sales are converted at a standard rate of 9ml/g for recreational oil and 4.5ml/g for medical oil.

* DFE means dried flower equivalent.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	28

THREE-MONTHS ENDED FEBRUARY 28, 2018 ($000’S)

	RECREATIONAL	MEDICAL	OTHER (NOTE 1)	TOTAL

Gross Sales net of Sales Returns	$-	$2,703	$692	$3,395

Excise taxes	-	-	-	-

Net revenues	$-	$2,703	$692	$3,395

Cost of sales (Note 2)	-	1,113	324	1,437

Indirect production (Note 3)	-	-	187	187

Adjusted gross margin (Note 4)	$-	$1,590	$181	$1,771

UNITS OF:

Dried flower KG & equivalent (Note 7)	-	302	59	361

Net sales per gram DFE*	$-	$8.95		$9.40

Cost of Sales per gram DFE*	-	3.69		4.50

Gross Margin per gram DFE*	$-	$5.26		$4.91

SIX-MONTHS ENDED FEBRUARY 28, 2018

	RECREATIONAL	MEDICAL		OTHER (NOTE 1)	TOTAL

Gross Sales net of Sales Returns	$-	$4,949		$$845	$5,794

Excise taxes	-	-		-	-

Net revenues	$-	$4,949		$$845	$5,794

Cost of sales (Note 2)	-	2,172		613	2,785

Indirect production (Note 3)	-	-		642	642

Gross margin (Note 4)	$-	$2,777	$	$(410)	$2,367

UNITS OF:

Dried flower KG & equivalent (Note 7)	-	590		59	649

Net sales per gram DFE*	$-	$8.39			$8.93

Cost of Sales per gram DFE*	-	3.68			5.28

Gross Margin per gram DFE*	$-	$4.71			$3.65

Note 1:	Other includes: credits related to the recall and accessories

Note 2:	Cost of sales includes shipping costs which are reclassified for FY’2018 to conform with current year presentation and excludes indirect production costs.

Note 3:

Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. FY’2018 amounts are higher due to product destroyed related to the voluntary recall

Note 4:	Adjusted Gross Margin (non-IFRS measure) is gross margin before fair value adjustments on biological assets and inventories.

Note 5:	See cautionary statements regarding the use of non-IFRS financial measures at the begining of this MD&A.

Note 6:

Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost ofcultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are“inventoried” first and expensed to cost of sales only when the product is sold.

Note 7:	Oil sales are converted at a standard rate of 9ml/g for recreational oil and 4.5ml/g for medical oil.

* DFE means dried flower equivalent.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	29

ADJUSTED GROSS MARGIN AND ADJUSTED GROSS MARGIN % (EXCLUDES FAIR VALUE ADJUSTMENTS)

This is a non-IFRS measure4 and the Company calculates adjusted gross margin as net revenue less cost of goods sold and indirect production, divided into net revenue. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin. Prior quarters have been adjusted to only reflect results from continuing operations and the reclassification of shipping expenses. See notes 24 and 25 of the Interim Financial Statements. The increase in adjusted gross margin is consistent with the Company’s low cost of production and ability to sell most of its products at the medium to high end of the product categories.

ADJUSTED GROSS MARGIN %
(Excluding fair value adj.)	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19

Gross margin from continuing operations	(864)	553	1,317	6,155	11,696	32,465	51,746	7,958

Less: Fair value changes to biological assets and changes in inventory sold	(578)	265	722	4,384	10,066	30,846	42,925	(8,086)

Adjusted gross margin excluding fair value adjustment to biological assets and inventory	(286)	288	595	1,771	1,630	1,619	8,821	16,044

Divided by: net revenue from continuing operations	1,917	1,822	2,399	3,395	3,422	3,213	12,439	26,934

Adjusted gross margin % (excl. fair value adj.)	-15%	16%	25%	52%	48%	50%	71%	60%

Because the net revenue and gross margin were impacted by the effect of recall returns in Q2 of Fiscal 2018 (+$471) and to a lesser extent in Q3 of Fiscal 2018 (+$22), readers may prefer to look at the gross margin (excluding fair value adjustment) and net revenue both excluding the recovery related to the recall credits as follows:

ADJUSTED GROSS MARGIN %
(Excluding fair value adj. and recall effects)	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19

Adjusted gross margin excluding fair value adjustment to biological assets and inventory from continuing operations	(286)	288	595	1,771	1,630	1,619	8,821	16,044

Less: effects of recall recovery (returns)	-	-	-	471	22	-	-	-

Adjusted gross margin excluding fair value adjustment to biological assets and inventory	(286)	288	595	1,300	1,608	1,619	8,821	16,044

Net revenue from continuing operations	1,917	1,822	2,399	3,395	3,422	3,213	12,439	26,934

Less: effects of recall recovery (returns)	-	-	-	471	22	-	-	-

Net revenue from continuing operations - adjusted	1,917	1,822	2,399	2,924	3,400	3,213	12,439	26,934

Adjusted gross margin % (excluding fair value adj.) of continuing operations less effects of recall	-15%	16%	25%	44%	47%	50%	71%	60%

4 See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	30

GENERAL AND ADMINISTRATIVE

For the three months ended February 28, 2019, the Company incurred expenses from continuing operations of $2,603 compared to $1,734 (excluding Trauma Healing of $268) in the prior year comparative period. The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, and public company-related fees as the Company increased sales and production volumes while preparing for and following the launch of the adult-use recreational market.

For the six months ended February 28, 2019, the Company incurred expenses from continuing operations of $4,774 (excluding Trauma Healing of $75) compared to $2,655 (excluding Trauma Healing of $532) in the prior year comparative period. The increase year-over-year is related to the same factors noted above.

SALES AND MARKETING

Increased sales volumes and the introduction of the adult-use recreational market has resulted in increased spending quarter-over-quarter, and year-over-year. These expenses include increased client service and sales staff, educational materials, as well as commissions on sales. For the three months ended February 28, 2019, the Company incurred sales and marketing expenses from continuing operations of $3,138 (excluding Trauma Healing of $nil) compared to $934 (excluding Trauma Healing of $20) for the three months ended February 28, 2018.

For the six months ended February 28, 2019, the Company incurred sales and marketing expenses from continuing operations of $5,495 (excluding Trauma Healing of $nil) compared to $1,858 (excluding Trauma Healing of $42) for the prior year comparative period. The increase year-over-year is related to the same factors noted above.

Sales and marketing and general and administrative (“SG&A”) expenses were $5.7 million (excluding non-cash share-based compensation), up from $4.5 million in Q1 2019. As a percentage of net revenue, SG&A expenses decreased to 21% from 36% in Q1 2019 as the Company realized some benefit of scale and continued to focus on prudent spending.

SHARE-BASED COMPENSATION

The Company recognized $3,985 and $4,957 in share-based compensation for the three and six months ended February 28, 2019, respectively, compared to $1,154 and $1,899 for the prior year comparative periods. For the three months ended February 28, 2019, 1,262,500 options were granted, valued at $3,674, compared to 1,470,000 options granted in the prior year comparative period, valued at $2,920. Included in the three months ended February 28, 2019 were 685,000 options granted to key management personnel compared to 1,295,000 options granted for the three months ended February 28, 2018.

For the six months ended February 28, 2019, 1,832,500 options were granted, valued at $5,494, compared to 1,696,648 options granted in the prior year comparative period, valued at $3,242. Included in the six months ended February 28, 2019 were 685,000 options granted to key management personnel compared to 1,461,648 options granted for the six months ended February 28, 2018.

Included in the three and six months ended February 28, 2019 were 631,949 restricted share units (“RSUs”) issued to key management personnel and members of the Board of Directors compared to nil and nil RSUs issued for the three and six months ended February 28, 2018.

Share-based compensation was valued using the Black-Scholes valuation model for stock options and the fair value of the shares on the date of the grant for RSUs and represents a non-cash expense. Additional share-based compensation grants after the period end have been disclosed under the Subsequent Events section of this MD&A.

FINANCING COSTS AND INVESTMENT INCOME

On January 31, 2018, the Company issued $115 million of convertible debentures paying a 6% coupon interest (the “Debentures”). The Debentures were convertible into Common Shares at a price per Common Share of $5.42 and had a maturity of January 31, 2020. The increase in interest expense is primarily attributable to the Debentures.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the Debentures to force conversion of all of the principal amount outstanding of the remaining Debentures on April 1, 2019 into Common Shares of the Company, which right was triggered upon the daily VWAP of the Common Shares exceeding $7.05 for any 10 consecutive trading days.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	31

During the three and six months ended February 28, 2019, $44,420 and $59,329 in Debentures, respectively, were converted into 8,195,571 and 10,946,301 Common Shares, which left $53,653 of the original $115,000 in Debentures issued outstanding as of February 28, 2019. The conversion of this outstanding balance was completed during March 2019 with the final remaining balance forcibly converted on April 1, 2019 resulting in the issuance of 9,899,071 Common Shares, and the payment of accrued interest (less any required deductions or withholdings) in cash. It should be noted that although Company exercised its right to force conversion, holders of the Debentures still had the right to convert their Debentures at their discretion prior to April 1, 2019 and therefore approximately $37,738 (face value) of the Debentures were converted into 6,962,725 Common Shares during the month of March 2019. The Company did not issue fractional Common Shares on the conversion. Instead, the Company, in lieu of delivering a certificate representing such fractional interest, made a cash payment to the holder of an amount equal to the fractional interest in accordance with the indenture. As of April 1, 2019, no further liability or obligation exists with respect to the Debentures.

For the three and six months ended February 28, 2019, the Company incurred $4,314 and $8,504, respectively, in financing costs versus $1,429 and $1,480 in financing costs for prior year comparative periods. Financing costs are comprised of interest expense and the amortization of transaction costs and discount of the long-term debt of $12,947 at February 28, 2019 ($3,483 – February 28, 2018) and the Debentures of $49,332 at February 28, 2019 ($92,805 – February 28, 2018).

Investment income of $229 and $475 was earned for the three and six months ended February 28, 2019, respectively, compared to investment income of $286 and $381 for the prior year comparative periods. The investment income is related to interest earned on the short-term investments of $50,000 at February 28, 2019 ($124,200 – February 28, 2018) as well as non-cash fair value gains and losses on the mark-to-market revaluation of marketable securities.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Q1 of Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the three and six months ended February 28, 2019, the Company’s share of loss from these investments in associates was $507 compared to nil in the prior year comparative periods. Since all three of these investments are effectively in the start-up or early phases of their operations, these losses are to be expected.

In connection with the Alpha-Cannabis Germany investment, the Company had committed to contingent consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha-Cannabis Germany. This contingent consideration liability is carried at fair value in the Company’s statement of financial position. For the three and six months ended February 28, 2019, the Company recorded an unrealized loss of $646 on the revaluation of this liability compared to nil in the prior year comparative periods. The loss is primarily attributable to the appreciation in the market price of the Company’s Common Shares.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS

Net loss from continuing operations for the three months ended February 28, 2019 was $(6,386) or $(0.049) per Common Share (basic and diluted), compared to net income from continuing operations of $1,076 or $0.010 per Common Share (basic) and $0.009 per Common Share (diluted) for the prior year comparative period. The loss for the current quarter was primarily a result of higher selling, general and administrative expense and financing costs as the Company continues to scale up, offset by the significant increase in revenue over the prior year period as a result of the legalization of cannabis for the adult-use recreational market on October 17, 2018.

Net income from continuing operations for the six months ended February 28, 2019 was $23,131 or $0.179 per Common Share (basic) and $0.168 per Common Share (diluted), compared to a net loss from continuing operations of $(38) or $nil per Common Share (basic and diluted) for the prior year comparative period. The increase in net income over the prior year-to-date period is due to the fair value adjustment on biological assets and inventories as well as the legalization of cannabis for the adult-use recreational market on October 17, 2018, which resulted in a significant increase in revenue over the prior year period, when only the medical cannabis market existed.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	32

DISCONTINUED OPERATIONS

During the fourth quarter of 2018, management decided to discontinue operations of Trauma Healing. During the first quarter of 2019, the sale of Trauma Healing was completed to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of Trauma Healing have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance on Organigram going forward.

The net loss from discontinued operations during the three months ended February 28, 2019 was $nil or $nil per share (basic and diluted), compared to a net loss of $(114) or $(0.001) per Common Share (basic and diluted) in the prior year comparative period. Net loss from discontinued operations during the six months ended February 28, 2019 was $(38) or $nil per Common Share (basic and diluted), compared to $(286) or $(0.003) per Common Share (basic and diluted) for the six months ended February 28, 2018.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19

Net revenue from continuing operations	1,917	1,822	2,399	3,395	3,422	3,213	12,439	26,934

Net income (loss) from continuing operations	(2,346)	(1,957)	(1,229)	1,191	4,070	18,091	29,517	(6,386)

Net income (loss) from continuing operations per common share, basic	(0.023)	(0.020)	(0.012)	0.010	0.021	0.157	0.231	(0.049)

Net income (loss) from continuing operations per common share, diluted	-	(0.020)	(0.012)	-	-	0.152	0.195	(0.049)

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 of Fiscal 2019, which continued through Q2 of Fiscal 2019 as the recreational market matures and stabilizes. Prior to this period, the Company was incrementally growing its medical cannabis business, while also preparing for the launch of adult-use cannabis market for recreational purposes.

Net income between Q1 of Fiscal 2018 through to Q1 of Fiscal 2019 increased primarily as a result of the Company’s fair value adjustment to biological assets as the Company built-up inventories in advance of the recreational market launch. This was offset by increasing SG&A expenditures during the same timeframe as the Company increased its headcount substantially and invested in sales and marketing, recruitment and retention, and various other administrative expenditures. Management also notes that Q2 of Fiscal 2018 includes a recapture of the returns provision for $471, representing the credits that expired under the previously announced recall program. Net income for Q2 of Fiscal 2019 declined as the Company recorded some net negative changes to Company’s fair value adjustments to biological assets and inventories and investment in SG&A increased over the prior quarter. Excluding the aforementioned trends, no seasonality has been historically noted and the Company does not currently anticipate any such trends going forward, other than the market development trends noted previously.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	33

ADJUSTED EBITDA

This is a non-IFRS measure and the Company calculates adjusted EBITDA from continuing operations as net income (earnings) before interest expense, net of investment income; income tax; depreciation, amortization, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates; unrealized loss on changes in fair value of contingent liability; and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss) from continuing operations.

Management has changed the calculation of Adjusted EBITDA this quarter and has conformed prior quarters accordingly to include an addback for share-based compensation, share of loss from investments in associates and unrealized loss on changes in fair value of contingent consideration. Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 25 in the Interim Financial Statements for February 28, 2019.

Adjusted EBITDA (Reconciliation from
Previous to Revised)	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19

Net income (loss) from continuing operations	$(2,346)	$(1,957)	$(1,229)	$1,191	$4,070	$18,091	$29,517	$(6,386)

Add:

Interest expense (investment income) from continuing operations	(114)	(78)	(44)	1,143	3,679	3,861	3,944	4,085

Income tax expense (recovery)	-	-	-	-	-	5,653	12,785	(620)

Depreciation, amortization and gain (loss) on disposal of PP&E from continuing operations (per statement of cash flows)	378	517	485	603	923	1,556	1,671	1,802

Less/(Add): fair value adjustment to biological assets and net realizable value adjustment to inventory	(578)	265	722	4,384	10,066	30,846	42,925	(8,086)

Adjusted EBITDA as Previously Reported	$(1,504)	$(1,783)	$(1,510)	$(1,447)	$(1,394)	$(1,685)	$4,992	$6,967

Add:

Share-based compensation (per statement of cash flows)	222	1,424	746	1,153	1,157	1,977	1,847	5,136

Share of loss from investments in associates	-	-	-	-	-	-	-	507

Unrealized loss on changes in fair value of contingent consideration	-	-	-	-	-	-	-	646

Adjusted EBITDA Revised	$(1,282)	$(359)	$(764)	$(294)	$(237)	$292	$6,839	$13,256

Divided by: net revenue from continuing operations	1,917	1,822	2,399	3,395	3,422	3,213	12,439	26,934

Adjusted EBITDA margin %	-67%	-20%	-32%	-9%	-7%	9%	55%	49%

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There have been no changes to the Company’s critical accounting policies and estimates during the six months ended February 28, 2019, other than those described in the following section. For more information on the Company’s accounting policies and key estimates, refer to the notes in the annual consolidated financial statements and MD&A for the year ended August 31, 2018.

5 See cautionary statements regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	34

CHANGES IN ACCOUNTING POLICIES

New policies adopted as a result of relevant transactions entered into:

Investments in Associates
Associates are companies which Organigram has significant influence over and are accounted for under the equity method. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

Intangible Assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for favourable supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement.

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as general and administrative expenses on the consolidated statement of income (loss) and comprehensive income (loss) as incurred.

New standards and interpretations adopted:

IFRS 2 – Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This was effective for the Company beginning September 1, 2018.

Based on the Company’s assessment, the adoption of the new standard did not have a significant impact on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	35

IFRS 9 – Financial Instruments
A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement was issued in November 2009 and October 2010. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”), transaction costs.

Financial assets are subsequently measured at:

i.	FVTPL;

ii.	amortized cost;

iii.	debt measured at fair value through other comprehensive income (“FVOCI”);

iv.	equity investments designated at FVOCI; or

v.	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

FINANCIAL ASSETS	IAS 39 CLASSIFICATION	IFRS 9 CLASSIFICATION

Cash and cash equivalents	Loans and receivables	Amortized cost

Short-term investments	Held to maturity	Amortized cost

Accounts receivable	Loans and receivables	Amortized cost

Investment in VIVO Cannabis Inc.	N/A	FVTPL

Accounts payable and accrued liabilities	Other liabilities	Other liabilities

Long-term debt	Other liabilities	Other liabilities

Unsecured convertible debentures	Other liabilities	Other liabilities

Impairment Under IFRS 9
Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	36

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of shipment for medical cannabis and at point of delivery for adult-use recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which it expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and is not directly related to the value of revenue. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

MATERIAL WEAKNESSES

The Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), in accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), have both certified that they have reviewed the Interim Financial Statements and this interim MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the Filings; and (b) the Interim Financial Statements together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the Filings.

In providing its certifications for the Filings, the Certifying Officers considered the implications of a material weakness in internal control over financial reporting (ICFR) identified by the Company’s auditor during the course of its annual audit for the Company’s fiscal year ended August 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was in the Company’s biological asset model where it was noted that a lack of review of the inputs into the model resulted in errors that impacted both the balance sheet and income statement in a manner determined to be quantitatively material. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets at year end did not address all risks associated with updating assumptions, manual entry into spreadsheets, nor evidence of sufficient levels of review of completed spreadsheets. Management has taken steps to improve its process including establishing a checklist to be completed on a quarterly basis with multiple levels of review. During the reporting process for Q2 of Fiscal 2019, processes were improved but continue to require further refinements as spreadsheet errors continue to appear. Senior management has discussed the aforementioned material weaknesses with the Audit Committee of the Company, and the Board of Directors will continue to review progress on these remediation activities on a regular and ongoing basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	37

Notwithstanding the prior identification of this material weakness, the Certifying Officers have concluded that the Filings present fairly in all material respects the Company’s financial condition, financial performance, and cash flows, as of the date of and for the periods presented in the Filings.

The Company is not required to certify the design and evaluation of its disclosure controls and procedures and ICFR and has not completed such an evaluation. The inherent limitations on the ability of the Certifying Officers to design and implement on a cost-effective basis disclosure controls and procedures and ICFR may result in additional risks to the quality, reliability, transparency and timeliness of annual filings and other reports provided under securities legislation.

Off Balance Sheet Arrangements
There were no off-balance sheet arrangements during the three and six months ended February 28, 2019.

RELATED PARTY TRANSACTIONS

Management and Board Compensation
Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and the Board of Directors.

For the three and six months ended February 28, 2019 and 2018, the Company’s expenses included the following management and board compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28,		FEBRUARY 28,

	2019	2018	2019	2018

Salaries and consulting fees	$489	$443	$936	$810

Share-based compensation	2,918	1,018	3,311	1,789

Total key management compensation	$3,407	$1,461	$4,247	$2,599

During the three and six months ended February 28, 2019, 685,000 and 685,000 stock options (February 28, 2018 – 1,295,000 and 1,461,648), respectively, were granted to key management personnel at an average exercise price of $4.75 and $4.75 (February 28, 2018 - $3.76 and $3.63) and aggregate fair value of $1,736 and $1,736 (February 28, 2018 - $2,194 and $2,417). In addition, during the three and six months ended February 28, 2019, 631,949 RSU’s (February 28, 2018 – nil), were granted to key management personnel with an aggregate fair value of $3,002 (February 28, 2018 – nil).

7. BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end of Q2 of Fiscal 2019 and fiscal year-end 2018:

	FEBRUARY 28, 2019	AUGUST 31, 2018	INC/(DEC)

Cash & short-term investments	$63,359	$130,064	(51)%

Inventories	$95,134	$44,969	112%

Working capital	$141,316	$191,964	(26)%

Total assets	$376,150	$302,567	24%

Total current and long-term debt	$63,897	$99,164	(36)%

Total shareholders' equity	$276,884	$184,594	50%
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	38

On February 28, 2019, the Company had a cash and short-term investments balance of $63,359 compared to $130,064 at August 31, 2018, which is primarily a result of the purchase of PP&E as part of the Company’s Moncton Campus expansion and the scaling up of the business.

Inventories balance continued to grow as cultivation outpaced packaging and extraction. The Company is confident that the rate of inventory builds will slow as new retail outlets and new product lines come online in calendar 2019 driving sales.

Working capital overall is strong and the Company believes, in the event that it were not in a position to finance its capital expenditure plan through operating cash flows, that the capital markets are sufficiently strong to finance repayment through many mechanisms including bought-deal financings, marketed financings, banking facilities, or similar.

The following highlights the Company’s cash flows during the six months ended February 28, 2019 and 2018:

	FEBRUARY 28, 2019	FEBRUARY 28, 2018

Cash Provided (Used)

Operating activities	$(22,365)	$(5,942)

Financing activities	16,905	167,195

Investing activities	(37,127)	(109,492)

Cash (used) provided	$(42,587)	$51,761

Cash position

Beginning of period	$55,064	$1,957

End of period	$12,477	$53,718

Short-term investments	50,882	124,200

Cash and short-term investments	$63,359	$177,918

The cash used by operating activities was $22,365, which was primarily driven by the scaling up of operations and investment in working capital as the Company transitioned its focus to the adult-use recreational cannabis market during the six months ending February 28, 2019. The Company has accumulated significant inventory, which it expects to sell in the third and fourth quarter as the retail roll-out across Canada continues to build. This compares to cash used of $5,942 for the prior year comparative period when the business was mostly focused on the significantly smaller medical use market and only started to invest in the forthcoming adult-use recreational launch.

The Company believes that because of its high gross margins and its rapid scaling up of sales combined with a disciplined SG&A spend, it will achieve positive cash flows from operations by the end of calendar 2019.

The cash provided by financing activities was $16,905, driven by long-term debt issued for net proceeds of $9,851 and stock options and warrants exercised for $10,629. This was offset by repayment of long-term debt of $206 and cash interest paid of $3,369. In comparison, in the prior year comparative period, cash provided by financing activities was $167,196, which was primarily driven by the issuance of shares in December 2017 and the issuance of the Debentures in February 2018. It should be noted that the conversion of the Debentures represents a non-cash financing activity as it neither provides nor uses cash and is therefore excluded from statement of cash flows. The balance outstanding at February 28, 2019 was fully settled on April 1, 2019 as a result of the Company’s ability to force conversion of the Debentures as described previously. No further liability or obligation remains with respect to the Debentures.

The cash used by investing activities was $37,127, primarily driven by investments in associates for $12,708 and purchase of property, plant and equipment for $48,745, which were offset by proceeds from short-term investments of $25,000. This compares to cash used by investing activities of $109,462 in the prior year primarily due to the purchase of short-term investments and the purchase of property, plant and equipment.

Subsequent to quarter-end, Organigram signed an indicative term sheet with a Canadian Schedule 1 chartered bank, as arranger and lead lender, and subject to completion of due diligence and definitive loan documentation, expects to receive debt financing in the aggregate amount of approximately $140 million, which would include both a term loan to finance the Company’s ongoing expansion plans and revolving debt for general working capital and corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	39

8. SUBSEQUENT EVENTS

The following represents events subsequent to February 28, 2019:

(i) Issuance of Stock Options
On March 1, 2019, the Company has issued 262,000 employee options to purchase 262,000 Common Shares of the Company, to employees of OGI, at an exercise price of $9.00 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On March 18, 2019, the Company has issued 70,000 employee options to purchase 70,000 Common Shares of the Company, to employees of OGI, at an exercise price of $9.04 per share. The options vest over a three-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(ii) Issuance of Shares Pursuant to Advisory Services Agreement
In connection with the advisory services agreement noted in Note 13(iii) of the Company’s Interim Financial Statements, on March 18, 2019, the Company issued 41,000 Common Shares of the Company and 84,000 restricted stock units, which vested immediately, to purchase 84,000 Common Shares of the Company, to the consultant. This fully settles the Company’s obligations relating to this agreement.

(iii) Class Action Certification
In connection with the Claim outlined in Note 20 of the Company’s financial statements, on March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal is scheduled to be heard on October 15, 2019. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

(iv) Forced Conversion of Convertible Unsecured Debentures
On February 27, 2019, the Company elected to exercise its right under the indenture governing the Debentures to force a conversion of all of the principal amount outstanding of the remaining Debentures on April 1, 2019 into Common Shares, which right was triggered upon the daily VWAP of the Common Shares exceeding $7.05 for 10 consecutive trading days. See “Selected Information, Discussion of Operations and Summary of Quarterly Results – Financing Costs and Investment Income” of this MD&A.

(v) Management and Board of Directors Updates
Organigram has experienced significant growth over the course of the last year, as the Company has evolved from a licensed producer of medical cannabis to a national player in Canada’s legal adult use recreational cannabis marketplace.

In April 2019, the Company announced changes to its leadership team. As the Company’s executive continues to concentrate on Organigram’s strategic plan and sustained growth, the team will continue to assess and align its deep expertise with specific area of focus. Reflecting this alignment as well as its ongoing commitment to exceptional marketing strategy and execution, Ray Gracewood now serves as the Company’s Senior Vice President, Marketing and Communications, overseeing both medical and adult recreational brands as well as corporate communications.

Mike Tripp, the Company’s Chief Legal Officer has left the Company to pursue other opportunities.

Guillermo Delmonte, President of the Company’s international division has also departed from the Company to pursue new opportunities. The Company’s international division remains an area of key focus for the executive team. With the build out of the Company’s senior ranks, the executive will be devoting additional time to its international pursuits including a focus on strategic placement of international personnel.

Helen Martin, who joined the Company last November and was recently appointed as Corporate Secretary, has been promoted to Senior Vice President, Strategic and Legal Affairs.

Dr. Kenneth Mitton also resigned from the Company’s Board of Directors in April 2019. The recruitment of a new member of the Board of Directors is currently underway.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	40

FAIR VALUE MEASUREMENTS

(i) Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent liability.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates its carrying value and the unsecured convertible debentures have an estimated fair value of $72,768.

The fair value of the contingent share consideration is based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At February 28, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $162. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $88.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

(ii) Biological Assets
The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see above), are used in determining the fair value of biological assets:

i.	Average selling price per gram – calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing.

ii.	Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

iii.

Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.

Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	41

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of February 28, 2019, it is expected that the Company’s biological assets will yield 10,667,727 grams (August 31, 2018 – 11,035,827 grams) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

	WEIGHTED AVERAGE			EFFECT ON
SIGNIFICANT INPUTS	INPUT			FAIR VALUE
& ASSUMPTIONS	FEB 28,2019	AUG 31,2018	SENSITIVITY	FEB 28,2019	AUG 31,2018

Average net selling price per gram	$5.47	$5.65	Increase or decrease by $1.00 per gram	$4,145	$4,275

Average yield per plant	141 grams	149 grams	Increase or decrease by 10 grams	$1,419	1,292

OUTSTANDING SHARE DATA

(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, warrants, options, restricted share units and Debentures outstanding of the Company as at February 28, 2019 and April 12, 2019:

	FEBRUARY 28, 2019	APRIL 12,2019

Common shares issued and outstanding	139,568,849	150,954,057

Options	8,292,129	8,271,653

Warrants	5,835,594	4,724,534

Restricted share units	939,649	1,023,649

Convertible debentures[1]	9,899,077	-

Total fully diluted shares	164,535,298	164,973,893

1 - Assuming converted at $5.42 a share.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	42

(ii) Share-based Compensation
Stock Options
Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding Common Shares together with any other equity compensation plan of the Company, as approved by the Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX Venture Exchange (“TSX-V”).

The maximum exercise period after the grant of an option is 10 years. Subject to Board discretion, when an employee’s service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance - August 31, 2018	7,709,746	$2.10

Granted	570,000	$6.44

Exercised	(702,650)	$1.30

Cancelled / Forfeited	(30,867)	$4.31

Balance - November 30, 2018	7,546,229	$2.50

Granted	1,262,500	$5.41

Exercised	(460,917)	$1.61

Cancelled / Forfeited	(55,683)	$5.63

Balance - February 28, 2019	8,292,129	$2.97

The following is a summary of the outstanding stock options as at February 28, 2019:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE

Quantity Outstanding	Weighted Average Remaining		Quantity Exercisable
at February 28, 2019	Contractual Life (years)	Range of Exercises Prices	at February 28, 2019

1,615,099	6.10	$0.30-$0.95	1,349,265

1,267,228	7.45	$0.96-$1.97	764,061

1,743,052	8.09	$1.98-$3.13	772,554

1,421,800	8.74	$3.14-$4.65	648,766

2,244,950	9.63	$4.66-$7.84	779,333

8,292,129	8.13		4,313,979

Options outstanding have exercise prices that range from $0.30 to $7.84 with a weighted average remaining life of 8.13 years. Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, for the three and six months ended February 28, 2019 was $5,136 and $6,983 (February 28, 2018 – $1,154 and $1,899) of which $2,552 and $3,967 (February 28, 2018 - $1,050 and $1,639), respectively, related to the Company’s stock option plan. The fair value of options granted during the three and six months ended February 28, 2019 was $3,674 and $5,494 (February 28, 2018 - $2,920 and $3,242). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	43

The following is the range of assumptions for the six months ended February 28, 2019 and 2018:

	FEBRUARY 28, 2019	FEBRUARY 28, 2018

Risk free interest rate	1.83% - 2.42%	1.58% - 2.22

Expected life of options	5.0 -6.5 years	5.0 -6.5 years

Expected annualized volatility	64% -68%	62% -66%

Expected dividend yield	-	-

Forfeiture rate	7.4% - 7.9%	15.0% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options.

Equity Incentive Plan
Under the Company’s Equity Incentive Plan (the “Equity Plan”), 2,500,000 restricted share units (“RSUs”) or performance share units (“PSUs”) may be granted for up to 10% of the issued and outstanding Common Shares including options issued under the stock option plan noted above, as approved by the Company’s Board of Directors. To date, the Company has only granted RSUs under the Equity Plan. The grant price of any RSU may not be less than the Company’s closing market price on the day prior to the grant of the RSU less the applicable discount permitted by the TSX-V.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER

Balance - August 31, 2018	$145,200

Granted	-

Exercised	-

Balance - November 30, 2018	$145,200

Granted	$794,449

Exercised	-

Balance - February 28, 2019	$939,649

The estimated fair value of the equity settled RSUs granted during the three and six months ended February 28, 2019 was $3,774 and $nil (February 28, 2018 - $nil and $nil), respectively, which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-half upfront with the balance recognized over two years. $2,129 and $2,275 has been recognized as a share-based compensation expense for the three and six months ended February 28, 2019 (February 28, 2018 - $nil and $nil), respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	44

9. RISK FACTORS

The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s most recent Annual Management’s Discussion and Analysis and its most recent AIF, each available under the Company’s issuer profile on SEDAR at www.sedar.com. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(I) CREDIT RISK

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $91,387 (August 31, 2018 - $133,800) of cash, short term investments and accounts receivable on the balance sheet.

As of February 28, 2019, and August 31, 2018, the Company’s aging of trade receivables was approximately as follows:

	FEBRUARY 28, 2019	AUGUST 31, 2018

0-60 days	$18,669	$329

61-120 days	3,019	488

	21,688	817

Less: allowance for doubtful accounts	(63)	(24)

	$21,625	$793

(II) LIQUIDITY RISK

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At February 28, 2019, the Company had $63,359 (August 31, 2018 – $130,064) of cash and short-term investments and working capital of $141,236 (August 31, 2018 - $191,964). Management notes that the Company’s working capital at February 28, 2019 includes a deduction of $49,332 for the convertible debentures, which were fully settled on April 1, 2019 as described previously.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at February 28, 2019:

	CARRYING	CONTRACTUAL	LESS THAN	1 TO 3	3 TO 5	MORE THAN
	AMOUNT	CASH FLOWS	ONE YEAR	YEARS	YEARS	5 YEARS

Accounts payable and accrued liabilities	$13,950	$13,950	$13,950	$-	$-	$-

Long-term debt	13,098	13,098	1,953	2,880	8,225	40

Interest payments	1,195	3,213	1,091	1,245	877	-

Operating lease obligations	-	786	600	167	19	-

	$28,243	$31,047	$17,594	$4,292	$9,121	$40

Other than interest payments relating to the unsecured convertible debentures, the principal amount outstanding at February 28, 2019 has been excluded from the Company’s contractual cash flows as on February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares having exceeded $7.05 for 10 consecutive trading days. The conversion was completed on April 1, 2019 and the balance outstanding at February 28, 2019 of approximately $53,653 (face value) of debentures outstanding was converted into 9,899,071 common shares, and accrued interest (less any required deductions or withholdings) was paid in cash. The Company did not issue fractional common shares on the conversion. Instead, the Company, in lieu of delivering a certificate representing such fractional interest, made a cash payment to the holder of an amount equal to the fractional interest in accordance with the indenture. As of April 1, 2019, no further liability or obligation exists with respect to the convertible unsecured debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	45

In connection with the Company’s Phase 4 and Phase 5 expansion plans, as described in the Cannabis Cultivation, Processing, Extraction and Packaging section of this MD&A, the Company is contractually committed to approximately $44,000 of capital expenditures. An incremental $80,000 of uncommitted capital expenditures are estimated to be required to meet the Company’s planned growth and activities, most of which pertains to the Phase 4 and Phase 5 expansion plans. In addition to the cash and short-term investments on hand as of February 28, 2019, the Company is in the process of arranging a credit facility, as described in the Balance Sheet, Liquidity and Capital Resources section of this MD&A, to refinance existing debt and to finance the Phase 4 and Phase 5 expansion plans.

(III) MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of:

•

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at February 28, 2019 pursuant to the variable rate loans described in Note 10 to the Interim Financial Statements. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $128 per year.

(IV) CONCENTRATION RISK

The Company’s accounts receivable is primarily due from the federal government of Canada, provincial government agencies, and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(V) RISKS RELATING TO THE CANNABIS INDUSTRY

As the Company invests in and operates businesses in the cannabis industry, the Company is subject to certain risk factors to which the Company, its subsidiaries and its investees are subject, which could affect the business, prospects, financial position, financial condition and operating results of the Company.

(VI) DEPENDENCE ON SENIOR MANAGEMENT

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock-based compensation, has been designed for the retention of key employees.

(VII) SUFFICIENCY OF INSURANCE

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	46

(VIII) COMPETITION

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants as the business matures. If the number of users of medical marijuana in Canada increases and with the legalization of the adult-use recreational market in Q1 of Fiscal 2019, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(IX) GENERAL BUSINESS RISK AND LIABILITY

Given the nature of Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(X) REGULATION OF THE CANNABIS INDUSTRY

The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

(XI) REGULATORY RISKS

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly

Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana, adult-use recreational cannabis and cannabis oil, cannabis derivatives, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	47

In light of the illegal treatment of cannabis under U.S. federal law any engagement in cannabis-related activities, both in Canada as well as in foreign jurisdictions, may lead to heightened scrutiny by regulatory bodies and other authorities which could negatively impact the Company and/or its personnel. For example, recent statements made by the U.S. Customs and Border Protection agency about working in or facilitating the legal cannabis industry, and the impact this involvement may have on admissibility to the U.S. may impede the Company in achieving some of its business objectives from time to time. The Company does not have U.S. marijuana-related activities. Specifically, the Company has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities.

(XII) CHANGE IN LAWS, REGULATIONS AND GUIDELINES

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana and adult-use recreational cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations.

The legislative framework pertaining to the Canadian adult-use recreational cannabis market is subject to significant provincial and territorial regulation, which varies across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market.

The laws, regulations and guidelines applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Company. The Cannabis Act received royal assent on June 21, 2018, and became effective on October 17, 2018. However, uncertainty exists with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use recreational purposes.

(XII) RELIANCE ON LICENCE RENEWAL

The Company’s ability to grow, store and sell medical and adult-use recreational cannabis in Canada is dependent on its licences from Health Canada. Failure to comply with the requirements of the licences or any failure to maintain its licences would have a material adverse impact on the business, financial condition and operating results of the Company. The licence was renewed March 28, 2017, migrated to a licence under the Cannabis Act effective November 9, 2018 and expires March 27, 2020. Although management believes it will meet the requirements of the Cannabis Act annually for extension of the licence, there can be no guarantee that Health Canada will extend or renew the licence or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence, or should it renew the licence on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected. The Company has also been issued a Cannabis licence under the Excise Act which is required to package cannabis for sale.

(XIV) RELIANCE ON A SINGLE FACILITY

To date, the Company’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and the Company will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	48

(XV) TRANSPORTATION AND THIRD-PARTY DISTRIBUTORS

The Company, its subsidiaries and its investees rely on third-party distributors, including courier and other transportation services, and may in the future rely on other third parties, to distribute products for their customers. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of such products or if these third parties damage the products, it could negatively impact the Company’s revenue from sales. Any damage to products, such as product spoilage, could expose the Company to potential liability, damage the Company’s reputation and otherwise harm the Company’s business. Moreover, security of the product during transportation to and from the Moncton Campus is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

(XVI) EXPANSION OF OPERATIONS

The Company’s strategic growth strategy includes expansion of its Moncton Campus and adding additional production resources thereto. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

  delays in obtaining, or conditions imposed by, regulatory approvals;

  failure to obtain anticipated licence capacity increases;

  plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency environmental pollution;

  contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;

  labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;

  disruption in the supply of energy and utilities; and

  major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

Additionally, the Company will be seeking to grow its operations through prudent synergistic acquisitions or development of international operations. The Company’s expansion into jurisdictions outside of Canada is subject to risks. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and operational, regulatory and other risks. Foreign jurisdictions may impose ownership or control restrictions that may impact investment plans.

The failure of the Company to successfully execute its expansion strategy either at its Moncton Campus or otherwise, in a timely manner, including securing any required regulatory consents, could adversely affect the business and its operations and may negatively impact the financial condition of the Company. Additionally, the risk of failure to execute on expansion plans is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

(XVII) NEGATIVE CASH FLOW

The Company has not generated positive cash flows from operating activities. As a result of the Company’s negative cash flow from operating activities, the Company continues to rely on the issuance of securities or other sources of financing to generate the funds required to fund its business. The Company may continue to have negative operating cash flow for the foreseeable future. The Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	49

(XVIII) RISKS INHERENT IN AN AGRICULTURAL BUSINESS

The Company’s business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(XIX) VULNERABILITY TO RISING ENERGY COSTS

The Company’s cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

(XX) PUBLICITY OR CONSUMER PERCEPTION

The Company believes the medical and adult-use recreational cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical and other marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(XVIII) PRODUCT LIABILITY

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	50

(XIX) PRODUCT RECALLS

On January 9, 2017, Organigram expanded its voluntary recall to a further 69 lots of product in addition to the recall of five lots of product initiated on December 30, 2016. The recalled products included dried marijuana and cannabis oil supplied between February and December 2016, after testing revealed the presence of low levels of myclobutanil and/ or bifenazate, which are unapproved pesticides not registered for use on marijuana under the Pest Control Products Act (Canada). While the initial recall had classified the recall as a Type III recall (not likely to cause harm), the second recall elevated this classification to a Type II recall (product exposure may cause temporary adverse health consequences). Health Canada has received one adverse reaction report related to the Company’s products sold during the period covered by the recall. There can be no assurance that additional adverse reaction reports will not be filed with Health Canada. To the extent any additional adverse reaction reports are filed, such an occurrence could have an adverse impact on the business, results of operations and financial condition of the Company. A proposed class action lawsuit has also been filed, as more particularly described herein.

Moving forward, if any of Organigram’s products are recalled in the future due to an alleged product defect or for any other reason, Organigram would be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Organigram may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention thereby reducing the amount of time members of management would otherwise have focused towards managing the Company. Although Organigram has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Organigram’s significant brands were subject to recall, the image of that brand and Organigram could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Organigram’s products and could have a material adverse effect on the results of operations and financial condition of Organigram. Additionally, product recalls may lead to increased scrutiny of Organigram’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(XX) RELIANCE ON KEY INPUTS

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, Organigram might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to Organigram in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

(XXI) DIFFICULTIES WITH FORECASTS

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXII) TSX-V RESTRICTIONS ON BUSINESS

The listing of the Common Shares on a particular stock exchange is dependent on the Company complying with the listing requirements of the applicable exchange. As the Company operates in the cannabis industry, it may from time to time, be subject to additional listing requirements that are not applicable to companies in other industries. The TSX-V listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the TSX-V, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada licence. This undertaking may prevent the Company from expanding into new areas of business when the Company competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	51

In addition, the TSX-V released a bulletin, entitled “Business Activities Related to Marijuana in the U.S.”, outlining its interpretations and ongoing treatment of public companies engaged in cross-border marijuana-related activities (the “TSX-V Bulletin”). The TSX-V Bulletin notes that issuers with ongoing business activities that violate United States federal law regarding marijuana are not in compliance with certain TSX-V requirements. Such business activities may include: (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to United States cannabis companies. Should the TSX-V find that a listed issuer is engaging in activities contrary to exchange requirements, the TSX-V has the discretion to initiate a delisting review. While the Company currently does not engage in any activities related to the cultivation, distribution or possession of cannabis in the United States, other companies with which the Company has entered into agreements or in which the Company has invested, may at some point in time, without the Company’s knowledge, initiate cross-border marijuana-related activities. If any such other company was to initiate such activities, it may cause the Company to no longer be compliant with the listing requirements of the applicable exchange or cause the Company to terminate its existing relationships or divest of any such companies on terms that are not favourable to the Company, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

(XXIII) EXPANSION INTO JURISDICTIONS OUTSIDE OF CANADA

The Company has expanded its business into Australia and has invested in cannabis companies with operations in Germany and Serbia, and may further expand its business, operations and investments into other jurisdictions outside of Canada. The Company’s investments outside of Canada as well as any future investments and joint ventures are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may have a material adverse effect on the Company’s business, financial conditions and results of operations. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation. Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate us, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Company’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of the Company’s code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies or investees to hold Canadian dollars, Australian dollars, euros and Serbian dinar or other foreign currencies, as applicable, in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing the Company’s expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt the Company’s joint ventures, strategic alliances or investments, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit the Company’s properties or utilize the Company’s permits and licences and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	52

The Company may invest in companies, or engage in joint ventures, in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on the Company’s business. Any political or economic instability in the countries in which the Company operates could have a material and adverse effect on the Company’s business, financial condition and results of operations.

There can be no assurance that the expansion of the Company into jurisdiction outside of Canada will be successful. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company’s capability to successfully expand its operations into such jurisdictions and may have a material adverse effect on its business, financial condition and results of operations.

(XXIV) MANAGEMENT OF GROWTH

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

(XXV) LITIGATION

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which Organigram becomes involved be determined against the Company, such a decision could adversely affect Organigram’s ability to continue operating and the market price for its securities and could require the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenzate which are not approved for use by Licensed Producers. The claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia), and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product. During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On Friday, January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company announced that it has filed a notice for leave to appeal the certification of the class action and the appeal is scheduled to be heard on October 15, 2019. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

The Company has insurance which may cover all or a portion of the fees or damages associated with the action. An inability to reach settlement or to successfully defend the proposed class action lawsuit could have an adverse effect on the Company and its business.

(XXVI) DIVIDENDS

The Company has no earnings or dividend record and may not pay any dividends on its Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	53

(XXVII) UNITED STATES CONCERNS

Because cannabis remains illegal under United States federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with United States cannabis businesses. Entry happens at the sole discretion of the United States Customs and Border Protection officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The Government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry.

(XXVIII) LIMITED MARKET FOR SECURITIES

The Company’s Common Shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for the Company’s common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control.

(XXVIV) ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY REGULATIONS

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXVV) EQUITY INVESTMENTS

The Company may be exposed to risks associated with owning equity securities in other entities, including those with foreign operations, and the risks inherent in the operations of those entities.

(XXVVI) CYBER SECURITY RISKS

The Company relies on certain internal processes, infrastructure and information technology systems to efficiently operate its business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact the Company’s ability to operate its business.

10. CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick as a result of failed business negotiations. The plaintiffs allege breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company has also launched counter-suits against the plaintiffs on similar grounds, including on the basis that the plaintiffs have breached a covenant of non-competition. The Company believes the plaintiffs’ claims to be a nuisance suit and will be vigorously defending same – as well as pursuing its legal rights against the plaintiffs. No amount has been accrued in relation to the consolidated financial statements for the claim.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2019	54

On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased and consumed medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia),and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, The Company announced that it has filed a notice for leave to appeal the certification of the class action which was granted and the appeal is scheduled to be heard on October 15, 2019.

The Company has insurance which may cover all or a portion of the fees or damages associated with this action. Each of the Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

GREG ENGEL	Director and Chief Executive Officer
PETER AMIRAULT[2]	Chairman of the Board
DERRICK WEST[1,2]	Chair of the Audit Committee
DEXTER JOHN[1, 2]	Chair of the Investment Committee
MICHEL J. BOURQUE[2]	Chair of the Governance, Nominating, Compensation and Human Resources Committee
SHERRY PORTER[1,2]	Independent Director
PAOLO DE LUCA[1]	Chief Financial Officer
RAYMOND GRACEWOOD	Senior Vice President, Marketing & Communications
TIM EMBERG[1]	Senior Vice President, Sales & Commercial Operations
JEFF PURCELL	Senior Vice President, Operations
HELEN MARTIN[1]	Senior Vice President, Strategic & Legal Affairs & Corporate Secretary

[1] Note: Subject to Health Canada regulatory approval.

[2] Independent Director.

ORGANIGRAM

organigram.ca | /discoverogi